CIK 1050803

14007688

1

2834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

21-50572

COLORADO BIOLABS, INC.
(Exact name of issuer as specified in its charter)

Colorado
(State or other jurisdiction of incorporation or organization)

4289 Commerce Drive
Frederick, Colorado 80504
Phone: 720-864-2890
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

2833	**84-1379436**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Full Name	Business Address	Residential Address
Larry M. Day	4289 Commerce Drive Frederick, Colorado 80504	17679 Valle Verde Rd Poway, CA 92064
Frederick M. Haynes	4289 Commerce Drive Frederick, Colorado 80504	3 Sunrise Dr Englewood, CO 80110
Wagner J. Schorr, M.D.	4289 Commerce Drive Frederick, Colorado 80504	405 Monroe St Denver, CO 80206
Donald E. Siecke	4289 Commerce Drive Frederick, Colorado 80504	4529 Silver Bell Cr Castle Rock, CO 80108
Michael J. Guthrie	4289 Commerce Drive Frederick, Colorado 80504	6649 14th St Frederick, CO 80530
Vern D. Kornelsen	4289 Commerce Drive Frederick, Colorado 80504	4605 S Denice Dr Englewood, CO 80111

(b) the issuer's officers;

Full Name	Business Address	Residential Address
Michael J. Guthrie President/Chief Executive Officer, Treasurer	4289 Commerce Drive Frederick, Colorado 80504	6649 14th St Frederick, CO 80530
Vern D. Kornelsen Secretary, Chief Financial Officer	4289 Commerce Drive Frederick, Colorado 80504	4605 S Denice Dr Englewood, CO 80111

(c) the issuer's general partners;

None.

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Name	No. of Shares Beneficially Owned (1)	Class	Percent of Class
Officers and Directors:			
Donald E. Siecke c/o Colorado Biolabs, Inc. 4289 Commerce Dr. Frederick, CO 80504	9,532,097 (2)	Common	18.0%
Larry M. Day c/o Colorado Biolabs, Inc. 4289 Commerce Dr. Frederick, CO 80504	9,247,589 (3)	Common	17.5%
Vern D. Kornelsen c/o Colorado Biolabs, Inc. 4289 Commerce Dr. Frederick, CO 80504	11,917,482 (4)	Common	22.6%
Wagner J. Schorr, M.D. c/o Colorado Biolabs, Inc. 4289 Commerce Dr.	2,963,374 (5)	Common	5.6%

Frederick, CO 80504			
Frederick M. Haynes c/o Colorado Biolabs, Inc. 4289 Commerce Dr. Frederick, CO 80504	0(6)		0%
Michael J. Guthrie c/o Colorado Biolabs, Inc. 4289 Commerce Dr., Frederick, CO 80504	2,000,000 (7)		3.6%
All executive officers and directors as a group (6 persons)	35,660,542	Common	65.0%
5% or Greater Shareholders			
Fred Y. Lui, M.D. 1750 El Camino Real Burlingame, California 94010	6,185,732	Common	11.7%

(1) Percentage of beneficial ownership of our common stock is based on 52,865,582 shares of common stock outstanding as of the date of this Offering Circular. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

(2) Of the 9,532,097 shares of common stock : (i) 4,729,052 shares are held of record by Donald Siecke; (ii) 1,359,292 shares are held of record by Siecke Education Fund of which Donald Siecke has sole voting and dispositive power; (iii) 2,086,273 shares are held of record by Siecke-Fruhling Investment Co. of which Donald Siecke has sole voting and dispositive power; and (iv) 1,357,480 shares are held of record by Now Generation LLC of which Donald Siecke has sole voting and dispositive power.

(3) Of the 9,247,589 shares of common stock: (i) 464,371 shares are held of record by Larry Day; (ii) 698,927 shares are held of record by the Day Family Partnership of which Larry Day has sole voting and dispositive power; (iii) 8,084,291 shares are held of record by Day Family Living Trust of which Larry Day has sole voting and dispositive power.

(4) Of the 11,917,482 shares of common stock: (i) 2,928,231 shares are held of record by Vern Kornelsen; (ii) 71,816 shares are held of record by M. Elaine Kornelsen who is the wife of Vern Kornelsen; and 8,917,435 shares are held of record by CMED Partners LLP of which Vern Kornelsen has sole voting and dispositive power.

(5) Of the 2,963,374 shares of common stock: (i) 1,129,965 shares are held of record by Wagner Schorr; and (ii) 1,833,409 shares are held of record by Schorr, Wagner/Haws & Co. of which Wagner Schorr has sole voting and dispositive power.

(6) Mr. Haynes does not own any shares directly. However, CMED Partners LLLP holds 3,592,255 shares on his behalf in his capacity as a limited partner.

(7) This figure consists of 2,000,000 stock options exercisable into 2,000,000 shares of common stock at a per share price of $0.05.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	No. of Shares Beneficially Owned	Class	Percent of Class
Fred Lui	6,185,732	Common	11.7%

(f) promoters of the issuer;

None.

(g) affiliates of the issuer;

None.

(h) counsel to the issuer with respect to the proposed offering;

Diane D. Dalmy
Attorney at Law
2000 East 12th Avenue
Suite 32/10B
Denver, Colorado 80206
Telephone: 303.985.9324
Fax: 303.988.6954
Email: ddalmy@earthlink.net
www.dalmylaw.com

(i) each underwriter with respect to the proposed offering;

None.

(j) the underwriter's directors;

None.

(k) the underwriter's officers;

None.

(l) the underwriter's general partners

None.

(m) counsel to the underwriter.

None.

ITEM 2. APPLICATION OF RULE 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

The parties identified in response to Item 1 are not subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. AFFILIATE SALES

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

There is no portion of the offering which involves the resale of securities by affiliates of the issuer.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

All states and jurisdictions in the United States of America.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

COLORADO BIOLABS, INC.

(2) the title and amount of securities issued;

In December 2013, the Company issued 40,000 shares of its common stock at a per share price of $0.50 to an independent contractor as compensation for services rendered.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

$20,000.00.

(4) the names and identities of the persons to whom the securities were issued.

Andrew J. King, M.D.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The shares of common stock were issued to Andrew J. King, M.D. as a United States resident in reliance on Section 4(2) and Regulation D promulgated under the United States Securities Act of 1933, as amended (the "Securities Act"). The shares of common stock have not been registered under the Securities Act or under any state securities laws and may not be offered or sold without registration with the United States Securities and Exchange Commission or an applicable exemption from the registration requirements. Dr. King acknowledged that the securities to be issued have not been registered under the Securities Act, that he understood the economic risk of an investment in the securities, and that he had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to acquisition of the securities.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently engaged in another offering and is not contemplating doing so in the foreseeable future.

ITEM 7. MARKETING AGRRANGEMENTS

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No marketing arrangements of any kind are known to the issuer at the time of this filing.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

To the issuer's knowledge, no underwriter intends to confirm any sales of the issuer's securities to any accounts over which it exercises discretionary authority.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert has been named in the offering and it is anticipated that all experts shall be independent of the issuer.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Solicitation of interest document - proposed letter to users of Proferrin®, which has not been published by the Company as of the date of this filing.

OFFERING CIRCULAR

Colorado Biolabs, Inc.

10,000,000 SHARES OF COMMON STOCK

MAXIMUM OFFERING: $5,000,000

Purchase Price: $0.50 per Share

Colorado Biolabs, Inc., a Colorado corporation (hereinafter, " Colorado Biolabs," "we," "our", "us,", "CBL", and the "Company" as used in this Offering Circular refer to Colorado Biolabs, Inc.), hereby offers 10,000,000 Shares of its common stock, no par value, at a per share purchase price of $0.50 for up to aggregate proceeds of $5,000,000. The offering is being made on best efforts basis We will continue the offering until the 10,000,000 shares of common stock with an aggregate sales price of $5,000,000 have been sold or until September __, 2015 or until terminated by management, whichever is earlier.

This Offering is being conducted on best-efforts basis which means that our executive officers and directors will use their commercially reasonable best efforts in an attempt to sell the shares of common stock. None of our officers or directors will receive any commission or any other remuneration for these sales. In offering the shares of common stock, our officers and directors will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The shares of common stock will be offered for sale at a per share purchase price of $0.50. The preferred minimum purchase price is 2,000 shares. If all of the shares are purchased, the gross proceeds to us will be $5,000,000. However, since the Offering is being conducted on best-efforts basis there is no minimum number of shares of common stock that must be sold; thus we will retain any proceeds from the sale of the shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to any refund and could lose their entire investment.

We are a development stage corporation engaged in the development, manufacture and marketing of Proferrin® brand Heme Iron Polypeptide ("HIP"), Proferrin® ES and Proferrin® Forte tablets, and Proferrin® Sport capsules. Proferrin® is a heme iron supplement, and CBL is the only U.S. based manufacturer of our proprietary HIP. Proferrin ES and Proferrin Forte are currently marketed iron supplement tablets. Proferrin® Sport is a nutritional supplement designed for the drug-free athlete. It contains key premium ingredients aimed at the needs of endurance athletes and was launched in May 2014. Proferrin® Sport also contains potent antioxidants that improve strength recovery and serve to reduce post-exercise related muscle soreness. Our proprietary Heme Iron maintains iron normally lost due to endurance training. This, plus key B-Vitamins, support healthy red blood cells and associated oxygen transport capability. Proceeds of this offering will be used primarily to increase our launching and marketing efforts of Proferrin® Sport and for other general corporate purposes.

We are located at 4289 Commerce Dr., Frederick, CO 80504, and our telephone number is (720) 864-2890. Our Internet website address is www.proferrin.com or www.coloradobiolabs.com. We can also be found at www.proferrinsport.com.

We are a development stage company. Investing in our common stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read Risk Factors beginning on page 6 of this Offering Circular about the risks you should consider before investing.

Offering Price to the Public	Commission	Net Proceeds (25% of Shares Sold)*	Net Proceeds (50% of Shares Sold)*	Net Proceeds (100% of Shares Sold)*
$0.50 per Share	n/a	$1,250,000	$2,500,000	$5,000,000

***Before deducting expenses of the Offering, which are estimated to be approximately $25,000.**

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Offering Circular.

The date of this Offering Circular is September __, 2014.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR CALIFORNIA RESIDENTS ONLY: THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS OFFERING HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL. UNLESS THE SALE OF THE SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25000, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE, THE RIGHTS OF ALL PARTIES ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

FOR FLORIDA RESIDENTS ONLY: THE SHARES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

TABLE OF CONTENTS

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Offering Circular, including, among others, in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview" and "Business." Such forward-looking statements are based on management's beliefs and assumptions and on information currently available. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "will," "should" or the negative of these terms or similar expressions. In particular, statements in this prospectus concerning future distributions are subject to approval by our board of directors and will be based upon circumstances then existing.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update any forward-looking statement (or its associated cautionary language), whether as a result of new information or future events, after the date of this prospectus, except as required by applicable law.

The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 76 pages.

SUMMARY INFORMATION

Colorado Biolabs, Inc. ("CBL") is a Frederick, Colorado based developer, manufacturer and marketer of Proferrin® brand Heme Iron Polypeptide ("HIP"), Proferrin® ES and Proferrin® Forte tablets, and Proferrin® Sport capsules. Proferrin® is a heme iron supplement, and CBL is the only U.S. based manufacturer of our proprietary HIP. Proferrin ES and Proferrin Forte are currently marketed iron supplement tablets. Proferrin® Sport is a nutritional supplement designed for the drug-free athlete. It contains key premium ingredients aimed at the needs of endurance athletes and was launched in late May 2014. Proferrin® Sport also contains potent antioxidants that improve strength recovery and serve to reduce post-exercise related muscle soreness. Our proprietary Heme Iron maintains iron normally lost due to endurance training. This, plus key B-Vitamins, support healthy red blood cells and associated oxygen transport capability.

We were incorporated under Colorado law on January 16, 1997 as Western Nutriceuticals, Inc. and changed our name to Colorado Biolabs, Inc. on May 13, 1998. We are located at 4289 Commerce Dr., Frederick, CO 80504, and our phone number is (720) 864-2890.

Our Internet website address is www.proferrin.com or www.coloradobiolabs.com. We can also be found at www.proferrinsport.com. Information contained in our website does not constitute part of this Offering Circular. To receive additional information about us, please contact Michael G. Guthrie, President at (720) 864-2890.

Please see DESCRIPTION OF BUSINESS – beginning on page 16 for detailed descriptions of our products and services.

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in evaluating us and our business before purchasing the common stock. The Company's business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are all of the material risks that management is currently aware of that the Company is facing. Additional risks not presently known to management may also impair the Company's business operations. You could lose all or part of your investment due to any of these risks.

You should carefully consider the risks, uncertainties and other factors described below because they could materially and adversely affect our business, financial condition, operating results and prospects and could negatively affect the market price of our common stock. Also, you should be aware that the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not yet know of, or that we currently believe are immaterial, may also impair our business operations and financial results. Our business, financial condition or results of operations could be harmed by any of these risks. You may lose all or part of your investment.

Investors are cautioned that the Offering and the Company involve certain risks, which are more fully described below in "RISK FACTORS.

Although we have established a web site to market our products, prospective investors are strongly cautioned that any information appearing on our web site should not be deemed to be a part of this Offering Circular and should not be utilized in making a decision whether to buy our common stock.

Securities Offered By the Company	• Up to 10,000,000 shares of our common stock are being offered for sale by the Company. • Our common stock is described in further detail in the section of this prospectus titled "DESCRIPTION OF SECURITIES – Common Stock."
Offering Price	• We will sell the shares at $0.50. This price was determined by us arbitrarily.
Number of shares outstanding before the offering	• 52,865,582 shares of common stock issued and outstanding as of August 21, 2014.
Total number of shares of Common Stock outstanding after the offering (if fully subscribed)	• 62,865,582 shares of common stock.
Net Proceeds to the Company	• We intend to accomplish this Offering on a "self-underwritten" basis directly through our officers, directors and/or employees, who will not be separately compensated therefore. However, we reserve the right to utilize an underwriter in which case we will amend this Offering Circular to disclose the material terms of such relationship as they pertain to the offering. Additionally, we estimate that costs of this offering for such items as legal and accounting fees, printing, and SEC registration fees, and other charges will total approximately $25,000. Thus net proceeds to the Company if this offering is fully subscribed without the use of underwriters will be $4,975,000 (assuming $25,000 in Offering expenses are paid). In the event that only 50% of the Shares are sold we will generate net proceeds of 2,475,000 (assuming $25,000 in Offering expenses are paid). In the event that we only sell 10% of the Shares, we will generate net proceeds of $475,000 (assuming $25,000 in Offering expenses are paid).
Use of Proceeds	• We will use the proceeds from this offering to: (1) increase our launching and marketing efforts of Proferrin® Sport; and (2) provide working capital to finance corporate operations and the integration of new research and development relating to our products. A summary of our intended use of the proceeds of this offering is set forth in the section of this prospectus titled USE OF PROCEEDS.
Consummation of the offering	• We will terminate this offering upon the earlier to occur of (1) one year from the effective date of this Offering Circular, (2) sale of all the shares of common stock being offered, or (3) anytime at our sole discretion if we determine that it is in our best interests to withdraw the offering.

RISK FACTORS

You should carefully consider the risks, uncertainties and other factors described below because they could materially and adversely affect our business, financial condition, operating results and prospects and could negatively affect the market price of our common stock. Also, you should be aware that the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not yet know of, or that we currently believe are immaterial, may also impair our business operations and financial results. Our business, financial condition or results of operations could be harmed by any of these risks. The value of our common stock could decline due to any of these risks and you may lose all or part of your investment.

There is no minimum number of shares that must be sold and no assurance that the proceeds from the sale of shares will allow the Company to meet its goals.

We are selling our shares on a "best efforts" basis, and there is no minimum number of shares that must be sold by us in this Offering. Similarly, there are no minimum purchase requirements. We do not have an underwriter, and no party has made a firm commitment to buy any or all of our securities. We intend to sell the shares through our employees, officers and directors, who will not be separately compensated for their efforts. Even if we only raise a nominal amount of money, we will not refund any funds to you. Any money we do receive will be immediately used by us for our business purposes. Upon completion of this Offering, we intend to utilize the net proceeds to finance our business operations. While we believe that the net proceeds from the sale of all shares in this Offering will enable us to meet our business plans and enable us to operate as a going concern, there can be no assurance that all these goals can be achieved. Moreover, if less than all of the shares are sold, management will be required to adjust our plans and allocate proceeds in a manner which we believe, in our sole discretion, to be in our best interests. It is highly likely that there will be a need for additional financing in the future, without which our ability to operate as a going concern may be jeopardized. No assurance whatsoever can be given or is made that such additional financing, if and when needed, will be available or that it can be obtained on terms favorable to us. Accordingly you may be investing in a company that does not have adequate funds to conduct its operations. If that happens, you will suffer a loss of your investment.

We need additional external capital and if we are unable to raise sufficient capital to fund our plans, we may be forced to delay certain business operations.

The funds to be raised in this offering may not meet all of our needs. Based on our current growth plan we believe we may require additional financing within the next twelve months to develop our research and development programs and distribution/sales channels, of which the $5,000,000 sought in this offering is intended to be a substantial part. Our success will depend upon our ability to access debt markets and borrow on terms that are financially advantageous to us. However, we may not be able to obtain additional funds on acceptable terms. If we fail to obtain funds on acceptable terms, then we might be forced to delay or abandon some or all of our business plans or may not have sufficient working capital to develop products or pursue business opportunities. If we borrow funds, then we could be forced to use a large portion of our cash reserves, if any, to repay principal and interest on those loans.

Moreover, an additional 4,570,000 shares of our common stock are reserved for issuance under our 2007 Stock Option Plan as of August 21, 2014.

We have experienced historical losses and have a substantial accumulated deficit. If we are unable to reverse this trend, we will likely be forced to cease operations.

We have incurred a net loss for the past fiscal year of $432,738 for 2013. In addition, we had an accumulated deficit of $1,362,909 at December 31, 2013 as compared with $930,171 at December 31, 2012. We also incurred a net loss for the six month period ended June 30, 2014 of $184,703. Further, we do not expect positive cash flow from operations in the near term. There is no assurance that actual cash requirements will not exceed our estimates. In particular, additional capital will be required in future periods for: (i) new product development expenses; and (ii) marketing and operating costs. As a result, we are unable to predict whether we will achieve profitability in the future, or at all.

The uncertainty and factors described throughout this section may impede our ability to economically develop, produce, and market our products effectively. As a result, we may not be able to achieve or sustain profitability or positive cash flows from operating activities in the future.

The future of the Company will depend on continued development of marketing and sales in order to establish a profitable level of production. No assurance can be given that the Company will be able to penetrate its markets and sell its products in sufficient quantity in order to achieve break-even cash flow or profitable operations.

The current worldwide economic downturn could have a negative impact on our business, operating results and financial condition.

If the economic downturn continues, our customers may delay, reduce or cancel their purchases of our products, particularly if they or their customers have reduced capital budgets or have difficulty obtaining credit, and this would reduce our revenues. The economic downturn could also increase competition, which could have the effect of forcing us to reduce our prices. We could incur losses if a customer's business fails and is unable to pay us, or pay us on a timely basis. Likewise, if our suppliers have difficulty in obtaining credit or in operating their businesses, they may not be able to provide us with the materials we use to manufacture our products. These actions could result in reduced revenues and higher operating costs, and have an adverse effect on our results of operations and financial condition.

We rely on customers who may not consistently purchase our products in the future and if we lose any one of these customers, our revenues may decline.

Sixty eight percent of our total sales in 2013 were attributable to one customer, with whom we have a long-term contract that is cancelable at the end of 2031. If orders from that customer were to decline or cease entirely, our revenues would be adversely affected. Furthermore, at December 31, 2013, our accounts receivable balance included approximately 33% from one customer. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. These customers may not consistently purchase our products at a particular rate over any subsequent period. A loss of any of these customers could adversely affect our revenues.

The success of our business depends upon the continuing contribution of our key personnel, including Mr. Michael J. Guthrie, our Chief Executive Officer, whose knowledge of our business would be difficult to replace in the event we lose his services.

We are dependent on the services of Mr. Michael J. Guthrie, our Chief Executive Officer, and a member of our Board, and our other executive officers and members of our senior management team. For example, the loss of Mr. Guthrie could damage customer relations and could restrict our ability to raise additional working capital if and when needed. There can be no assurance that Mr. Guthrie will continue in his present capacity for any particular period of time. The loss of service of any of our senior management team or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could have a material adverse effect on our business.

We must continue to be able to attract employees with the technical and marketing skills that our business requires, and if we are unable to attract and retain such individuals, our business could be severely damaged.

Our success to date has largely depended on, and will continue to depend on, the skills, efforts and motivations of our executive team and employees, who generally have significant experience with our Company. Our success also depends largely on our ability to attract and retain highly qualified employees, to train professionals and sales and marketing managers and corporate management personnel. We may experience difficulties in locating and hiring qualified personnel and in retaining such personnel once hired, which may materially and adversely affect our business.

Our ability to attract employees with a high degree of technical and marketing talent is crucial to the success of our business. There is intense competition for the services of such persons, and we cannot guarantee that we will continue to be able to attract and retain individuals possessing the necessary qualifications. If we cannot attract such individuals, we may not be able to keep our products current, bring new innovation to market or produce our products. As a result, our business could be damaged.

We are subject to a high degree of regulatory oversight and, if we do not continue to receive the necessary regulatory approvals, our revenues may decline.

(1) The Company and its products are subject to the Federal Food, Drug and Cosmetic Act ("the FFDCA"), regulations promulgated by the Food and Drug Administration ("the FDA"), comparable state statutes, and the Federal Trade Commission Act, as well as the Federal Trade Commission. Management has engaged a law firm with expertise in FDA and FTC matters, and a consulting firm, with expertise in Good Manufacturing Practice regulations, to assist the Company from time-to-time in complying with all applicable law. Changes in the applicable law, the FDA personnel who oversee the applicable law and changes in how the FDA and FTC apply existing law could have a substantial adverse effect on our operations, and in extreme situations could lead to a total suspension of such operations. For example, the individual who has been the Director of the Division of the Food Center which governs dietary supplements resigned in early April of 2014 and will eventually be replaced by a non-Interim Director. Notwithstanding those possible changes, legal counsel has advised us that it is unlikely that any material changes in the enforcement of the dietary supplement and medical food laws are likely to occur in the reasonably foreseeable future.

(2) The Company was subject to a routine inspection by the FDA during June 27 – July 1, 2005. At the conclusion of that inspection, the FDA inspector provided the Company with a list of 14 alleged violations of the FFDCA's provisions relating to drug product cGMPs ("current Good Manufacturing Practices", a/k/a GMPs). These alleged deficiencies or violations called "Observations", are set out on FDA Form 483, a form delivered by the FDA inspector at the conclusion of each inspection. The Company's management reviewed those Observations and, where appropriate or required by law, corrected the deficiencies; also, the Company, through legal counsel, transmitted the Company's formal responses to each Observation. The Company provided FDA with monthly progress updates from August 2005 through April of 2006. FDA issued an EIR (establishment Investigation Report) on February 1, 2007, which closed the investigation.

The FDA issued comprehensive federal regulations entitled "Current Good Manufacturing Practice in Manufacturing, Packaging, Labeling or Holding Operations for Dietary Supplements", which first became effective on June 25, 2007. These GMP regulations were developed to ensure that a dietary supplement has the identity, purity, strength and composition to meet the specifications in the master manufacturing record for each dietary supplement product.

During the most recent 2 – 3 years, the FDA has devoted significant resources to monitor compliance with these GMPs. Presently, the FDA is trying to persuade companies to comply voluntarily with the GMPs; the FDA only undertakes enforcement action when a company fails to take corrective action or when there is a serious safety-related violation or in the case of repeat GMP violators. In light of the Company's historical record of the absence of FDA's findings of non-compliance with these regulations and the Company's commitment to correcting possible GMP violations, the risk to the Company, in the opinion of legal counsel, is low with respect to GMP compliance or enforcement actions by the FDA against the Company.

(3) In 2005, the Company changed the regulatory status of its products from drug products to foods. Generally speaking, the FDA regulates drug products and drug companies much more extensively than foods and food companies. The Company is now subject to regulation as a food establishment, not as a drug establishment. The Company now produces and labels Proferrin® ES as a dietary supplement and Proferrin® Forte as a medical food. The Company intends to sell Proferrin® Sport as a dietary supplement. Dietary supplements and the individuals and entities that market, distribute and sell them are subject to the Dietary Supplement Health and Education Act of 1994 ("DSHEA"), which is an integral part of the FFDCA, and federal regulations that have been issued by the FDA.

(4) There was no pre-market approval needed from the FDA before Proferrin® ES was marketed legally as a dietary supplement. Proferrin® Forte is marketed (sold) as a medical food, for which pre-market approval is also not required. Although both are foods, the regulatory characteristics or requirements of each category are different, as are the regulatory requirements for a drug product. Despite these differences, the regulatory boundaries of each, when applied to a product, are unclear. For example, often it is the health-related claim that is the determinative factor of whether a product is a dietary supplement, medical food, or drug.

(5) FDA inspections of CBL's production facilities in 2009 and 2013 went well and turned up no violations of GMP practices.

There is a risk that the FDA, as a result of a facility's inspection or otherwise, could notify the Company that the agency's position is that Proferrin® ES is a drug product, not a dietary supplement, as a matter of law. There is also a risk that the Agency could determine that Proferrin® Forte is not, as a matter of law, a medical food and is a drug or dietary supplement. In either instance, if the FDA made any such determination and the Company did not contest it, it is likely that the Company would be allowed to sell out its remaining inventory, but would likely have to do so within 120 days of that determination. The risk that the FDA would file a lawsuit against the Company and seize mislabeled product is remote unless some significant safety concern exists.

Proferrin® Forte is labeled and sold as a medical food but there is a risk that the FDA could determine otherwise. Legal counsel, in 2012, provided information to the Company about medical foods, but has not been asked to issue a legal opinion on whether Proferrin®, as currently labeled and advertised, is, as a matter of law, a medical food. A "medical food" is defined at 21 U.S.C. §360ee(b)(3) as follows:

> *"The term "medical food" means a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation."*

"Medical Food" is also defined in a federal regulation, 21 C.R.F. §101.9(j)(8). Since at least 2010, the FDA has increased its compliance effort with products labeled as medical foods. The FDA has done so by the issuance of Warning Letters. In one such Warning Letter, issued on December 19, 2011, to a company totally unrelated to us, the FDA emphasized that it considers the definition of "medical food" to narrowly constrain the types of products that fit within this category. Because, historically, there has been relatively little FDA enforcement activity associated with medical foods, the FDA issued in August of 2013 a draft Guidance document, which consists of 25 Questions posed by the FDA and 25 FDA Answers to those questions. There is a risk that the FDA could determine that Proferrin® Forte is not a medical food. If the FDA did so, the FDA would communicate with the Company and allege that the Company is selling a mislabeled product and, probably, that Proferrin® Forte is an unapproved new drug. The Company would have the opportunity to respond and take corrective action or to discontinue selling that product as a medical food. Currently, the Company, with the assistance of counsel, is considering marketing this product as a dietary supplement.

There is a risk that a consumer, in an individual or class action lawsuit, could file a lawsuit against the Company based on false and misleading advertising, alleging that the consumer would not have purchased Proferrin® Forte if he or she knew that the product was really a drug product.

Protection of our intellectual property is limited and any misuse of our intellectual property by others could harm our business, reputation and competitive position. The success of our products depends upon our ability to protect our proprietary technology and trade secrets.

We have no current HIP manufacturing process patents, and therefore must rely on know-how for its proprietary position. We have entered into confidentiality and invention assignment agreements with our employees and consultants which limit access to, and disclosure or use of our proprietary information. There can be no assurance that the steps taken by us to deter misappropriation or third party development of our technology will be adequate, or that patents which might be issued in the future can be successfully defended.

We jointly own a molecular combination patent for the combination of HIP plus a large number of non-heme iron molecules. MEDA Pharmaceutical owns the U.S. rights to the use of this patent, and we own the non-U.S. rights to this patent. A patent for these combination products was issued in Canada in 2013, and the rights to that patent belong to CBL. This Canadian patent is governed by an "Act in Concert" Agreement with MEDA Pharmaceutical and we will owe royalties to MEDA Pharmaceutical on revenues derived from sale of products using this jointly-owned patent. There is no assurance that such products will be developed, and if developed, that sales will occur in sufficient quantity to justify the cost of their development.

Further, our trademarks, copyrights, trade secrets, trade dress and designs are valuable and integral to our success and competitive position. However, we cannot assure you that we will be able to adequately protect our proprietary rights through reliance on a combination of copyrights, trademarks, trade secrets, confidentiality procedures, contractual provisions and technical measures from outside influences. Protection of trade secrets and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal questions. We cannot completely prevent the unauthorized use or infringement of our intellectual property rights, as such prevention is inherently difficult.

We also expect that the more successful we are, the more likely that competitors will try to illegally use our proprietary information and develop products that are similar to ours, which may infringe on our proprietary rights. The loss of future trade secret protection could make it easier for third parties to compete with our products by copying functionality. Any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and trade secret protection. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, service revenue, reputation and competitive position could be materially adversely affected.

Third parties may claim that we have infringed on their patents and as a result, we could be prohibited from using all or part of any technology used in our products.

Should third parties claim a proprietary right to all or part of any technology that we use in our products, such a claim, regardless of its merit, could involve us in costly litigation. If successful, such a claim could also result in us being unable to freely use the technology that was the subject of the claim, or sell products embodying such technology. If we engage in litigation, our expenses may increase and our business may be harmed. If we are prohibited from using a particular technology in our products, our revenues may decline and our business may be harmed.

The confidentiality, non-disclosure and other agreements we use to protect our products, trade secrets and proprietary information may prove unenforceable or inadequate.

We protect our products, trade secrets and proprietary information, in part, by requiring certain of our employees and consultants to enter into agreements providing for the maintenance of confidentiality. We also enter into non-disclosure agreements with our technical consultants to protect our confidential and proprietary information. We cannot assure you that our confidentiality agreements with our employees, consultants and other third parties will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach, or that our trade secrets and other proprietary information will not be disclosed or will otherwise be protected.

We depend on the availability of certain key supplies and services that are available from only a few sources, and if we experience difficulty with a supplier, we may have difficulty finding alternative sources of supply.

We require certain key supplies for our products, particularly edible red blood cells, that are available from only a few sources. Based upon our ordering experience to date, we believe the materials and services required for the production of our products are currently available in sufficient quantities. However, this does not mean that we will continue to have timely access to adequate supplies of essential materials and services in the future or that supplies of these materials and services will be available on satisfactory terms when the need arises. Our business could be severely damaged if we become unable to procure essential materials and services in adequate quantities and at acceptable prices.

We may be exposed to claims of liability.

Like any manufacturer or distributor, we are and always will be exposed to product liability claims and false and misleading advertising claims resulting from the use or promotion of our products. We maintain product liability insurance to cover us in the event of liability claims; the deductible is $10,000 and the coverage amount is $5,000,000 per occurrence and $5,000,000 in the aggregate. As of August 21, 2014, no such claims have been asserted against us or threatened. However, our insurance may not be sufficient to cover all possible claims because, among other things, those claims are often accompanied by claims not typically covered by insurance and because the amount of insurance may not be adequate to satisfy any adverse judgment. In addition to the Company, its officers and directors are also covered. Another risk is that the coverage provision of the policy may not be broad enough to cover the types of false and misleading claims being ever increasingly asserted against dietary supplement companies.

The Company is also subject to Prop 65, which is a California law that sets maximum limits on the amount of daily exposure to hundreds of chemicals, such as lead. There is a risk that the State of California or a private party will send a Prop 65 Notice to the Company alleging that one or more of the Company's products contain excessive (illegal) amounts of lead. Because of the ingredients that comprise our products and our control of the manufacturing processes, we believe that risk is remote.

We could be liable if our business operations harmed the environment, and a failure to maintain compliance with environmental laws could severely damage our business.

Our operations are subject to a variety of federal, state and local laws and regulations relating to the protection of the environment. Although we believe that we are in material compliance with all applicable environmental laws and regulations, our business could be severely damaged by any failure to maintain such compliance.

We have a number of large, well-financed competitors who have research and marketing capabilities that are superior to ours.

The industry in which we compete is highly competitive. Many of our existing and potential competitors have greater financial resources and manufacturing capabilities, more established and larger marketing and sales organizations and larger technical staffs than we have. Other companies, some with greater experience in the sports nutrition industry, produce products and services that compete with our products and services. If any of our competitors are successful in developing products that are superior to our products, or competing products that sell for lower prices, this may cause a reduction in the demand for our products and a reduction in our revenue and our profits.

We must successfully introduce new or enhanced products and manage the costs associated with producing certain product lines to be successful. We operate in a market which is subject to rapid technological and other changes and increasing competition could lead to pricing pressures, reduced operating margins, loss of market share and increased capital expenditures.

The iron supplement and sports nutrition industry is experiencing rapid technological innovation. Therefore, we must continuously improve our products and develop new products, enhancements and applications to be and remain competitive with the technological advances of its potential competitors. We cannot be certain that we will be successful at producing multiple product lines and we may find that the cost of production of multiple product lines inhibits our ability to maintain or improve our gross profit margins. In addition, the failure of our products to gain or maintain market acceptance or our failure to successfully manage our cost of production could adversely affect our financial condition. There can be no assurance that we will be able to accomplish additional product developments and/or enhancements. Future technological developments by potential competitors or new market entrants may introduce new products that could have a negative impact on the position of our products.

The markets for our iron supplement sports nutrition products are highly competitive and we expect increased competition in the future that could adversely affect our revenue and market share. Larger established companies with high brand recognition may develop products and services that are competitive with our core products and services. These competitors may be able to devote greater resources than us to the development, promotion and sale of their products and services and respond more quickly than we can to new technologies or changes. We may not be able to compete effectively with current or future competitors, especially those with significantly greater resources or more established customer bases, which may materially adversely affect our sales and our business.

Mad Cow Disease.

As Proferrin is made from bovine blood cells, the Company has, in some instances, encountered sales resistance arising from adverse publicity surrounding mad cow disease. The causative agent for mad cow disease is thought to reside primarily in nervous tissue; however, the U.S. Department of Health and Human Services has gone on record stating that transmission via blood is possible. Additionally, there have been only a few documented cases of mad cow disease in the U.S. and steps have been taken by beef producers to further reduce the risk of additional cases. Consistent with FDA regulations, all Bovine Red Blood Cells used for manufacture of our Heme Iron products is taken from USDA certified "edible" blood. Although we believe that the risk of transmission of mad cow disease from Proferrin® is extremely low, market and consumer perception could turn against the product in the presence of unfavorable press.

Damage to our physical properties as a result of windstorm, earthquake, fire or other natural or man-made disaster may cause a financial loss and a loss of customers.

Although we maintain insurance coverage for physical damage to our property and the resultant losses that could occur during a business interruption, we are required to pay deductibles and our insurance coverage is limited to certain caps. Further, while insurance reimburses us for our lost gross earnings during a business interruption, if we are unable to supply our customers with our products for an extended period of time, there can be no assurance that we will regain the customers' business once the product supply is returned to normal.

Our officers and directors may be subject to conflicts of interest.

Some of our officers and directors serve only part time and can become subject to conflicts of interest. Some devote part of their working time to other business endeavors, including consulting relationships with other entities, and have responsibilities to these other entities. Such conflicts include deciding how much time to devote to our affairs, as well as what business opportunities should be presented to us. Because of these relationships, our officers and directors could be subject to conflicts of interest. Currently, we have no policy in place to address such conflicts of interest.

Colorado law and our Articles of Incorporation may protect our directors from certain types of lawsuits.

Colorado law provides that our officers and directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as officers and directors. Our Bylaws permit us broad indemnification powers to all persons against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our officers and directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our officers and directors against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Our directors and officers are able to exercise significant influence over matters requiring stockholder approval.

Currently, we have 52,865,582 shares of common stock issued and outstanding. Currently, our directors and executive officers collectively hold approximately 65% of the voting power of our common entitled to vote on any matter brought to a vote of the stockholders. Pursuant to Colorado law and our Bylaws, the holders of a majority of our voting stock may authorize or take corporate action with only a notice provided to our stockholders. A stockholder vote may not be made available to our minority stockholders, and in any event, a stockholder vote would be controlled by the majority stockholders.

We have not paid and do not intend to pay cash dividends in the foreseeable future.

We have not paid any cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Dividend payments in the future may also be limited by other loan agreements or covenants contained in other securities which we may issue. Any future determination to pay cash dividends will be at the discretion of our board of directors and depend on our financial condition, results of operations, capital and legal requirements and such other factors as our board of directors deems relevant.

RISK FACTORS RELATING TO THIS OFFERING AND OUR STOCK

There is no market for our shares of common stock and we may never develop a market, which would render investors' investment illiquid.

SEC Rule 15c2-11 was designed to allow non-reporting company's securities to be quoted on The Financial Industry Regulatory Authority ("FINRA") Over-the-Counter Bulletin Board or other market by filing disclosures. Rule 15c2-11 requires market makers to review basic issuer information prior to publishing quotations for the issuer's securities. Market makers must have a reasonable basis for believing that the information is accurate and from reliable sources.

If a security has eligible status, it means one or more market makers has received clearance to quote the issue on the OTC Bulletin Board within the last 30 days. During the "eligible" period, a frequency-of-quotation test is administered. The frequency-of-quotation test is based on whether a broker/dealer has itself published quotations in the security in the applicable interdealer quotation system on at least 12 business days during the preceding 30 calendar days with not more than four consecutive business days without quotations. Once this criteria has been satisfied, authorized participants may register online in a security. As long as the security remains in an "active" state, any participant may quote the security without a Form 211 submission.

Our common shares are not listed on any stock market or exchange, making the selling and trading of our shares exceedingly difficult. Without a secondary market, one is not easily able to sell or trade our shares after purchasing them, and therefore may be stuck with their shares, rendering them illiquid. It is common, in fact, for newly listed companies to have a non-existent trading volume on any given day.

Any future market price for our shares may be volatile.

In the event we obtain a listing on an exchange, the market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to various factors, including the following: (i) actual or anticipated fluctuations in our quarterly operating results and revisions to our expected results; (ii) changes in financial estimates by securities research analysts; (iii) conditions in the market for our iron supplement and sports nutrition products; (iv) changes in the economic performance or market valuations of companies specializing in the iron supplement and sports nutrition industries; (v) announcements by us or our competitors of new products and/or services, strategic relationships, joint ventures or capital commitments; (vi) addition or departure of key personnel; (vii) fluctuations of exchange rates between foreign currency and the U.S. dollar; (viii) litigation related to any intellectual property; and (ix) sales or perceived potential sales of our shares.

In addition, the securities market has from time to time, and to an even greater degree since 2007, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares. Furthermore, in the past, following periods of volatility in the market price of a public company's securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management's attention and resources.

Our common stock will be classified as a "penny stock" under SEC rules which will limit the market for our common stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules. If a trading market for our common stock develops, our common stock will probably become subject to the penny stock rules.

Purchasers in this offering will have limited control over decision making because our officers and directors control a majority of our issued and outstanding common stock.

Presently, our officers and directors together beneficially own approximately 65% of the total issued and outstanding shares of common stock. Because of such ownership, investors in this offering will have limited control over matters requiring approval by our shareholders, including the election of directors. Such control may also make it difficult for our shareholders to receive a premium for their shares of common stock in the event we enter into transactions which require stockholder approval. In addition, certain provisions of Colorado law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control. For example, Colorado law provides that not less than two-thirds vote of the stockholders is required to remove a director for cause, which could make it more difficult for a third party to gain control of our Board of Directors. This concentration of ownership limits the power to exercise control by the minority shareholders.

We are not a fully reporting company under the Exchange Act of 1934, as amended, and thus subject only to the reporting requirements of Section 15(d).

Until our common stock is registered under the Exchange Act of 1934, as amended (the "Exchange Act"), we will not be subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. Section 15(d) of the Exchange Act requires issuers to file periodic reporting with the Securities and Exchange Commission when they have issued any class of securities for which a registration statement was filed and became effective pursuant to the Securities Act of 1933, as amended. The purpose of Section 15(d) is to ensure that investors who buy securities in registered offerings are provided with the same information on an ongoing basis that they would receive if the securities they purchased were listed on a securities exchange or the issuer were otherwise subject to periodic reporting obligations i.e, under Section 13 of the Exchange Act. However, offerings under Regulation A are exempt from further reporting requirements.

DILUTION

The difference between our estimated offering price of $0.50 per share of common stock and the pro forma net tangible book value per share of common stock after this offering constitutes the dilution to investors in this offering. Our net tangible book value per share is determined by dividing our net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock.

At June 30, 2014, our common stock had a pro forma net tangible book value of approximately $1,521,185 or $0.029 per share. After giving effect to the receipt of the net proceeds from the maximum offering offered in this Offering by us at an assumed initial offering price of $0.50 per share, our pro forma net tangible book value at June 30, 2014 would be $6,496,185 or $0.103 per share. This represents an immediate increase in net tangible book value to our present stockholders of $0.074 in the maximum offering. The following table illustrates dilution to investors on a per share basis:

		Maximum
Estimated offering price per share	$	0.50
Net tangible book value per share before offering	$	0.029
Increase per share attributable to investors	$	0.074
Pro forma net tangible book value per share after offering	$	0.103
Dilution per share to investors	$	0.397

PLAN OF DISTRIBUTION

This Offering relates to the sale of up to 10,000,000 shares at the estimated offering price of $0.50 per share in a "best-efforts" offering, without any involvement of underwriters. The shares will be offered and sold by our officers, directors and/or employees. None of these persons will receive a sales commission or any other form of compensation for this Offering. In connection with their efforts, our officers, directors and employees will rely on the safe harbor provisions of Rule 3a4-1 of the Securities Exchange Act of 1934. Generally speaking, Rule 3a4-1 provides an exemption from the broker/dealer registration requirements of the Securities Exchange Act of 1934 for persons associated with an issuer provided that they meet certain requirements. No one has made any commitment to purchase any or all of the shares being offered. Rather, our directors, officers, and/or employees will use their best efforts to find purchasers for the shares. We are not required to sell any minimum number of shares in this Offering.

Funds received from investors will not be placed in an escrow, trust or similar account. Instead, all cleared funds will be immediately available to us following their deposit into our bank account, and there will be no refunds once a subscription for shares are accepted. We cannot predict how many shares, if any, will be sold.

We will bear any expenses of this offering, which we estimate to be $25,000.

We also may retain an underwriter to assist us or to supplement our selling efforts in the Offering. At this time we do not have any binding commitments, agreements, or understandings with any potential underwriter. If we elect to utilize an underwriter, we will amend this Prospectus. We have prepared this Offering Circular as if we are not using an underwriter to assist us with this Offering. To the extent that we are able to sell the shares directly through our officers, directors, and/or employees, the net proceeds received from this Offering will be correspondingly higher than if we engage an underwriter.

This Offering will terminate no later than twelve months after the effective date of this Offering Circular, unless the Offering is fully subscribed before that date or we decide to close the Offering prior to that date. In either event, the Offering may be closed without further notice to you. All costs associated with the registration will be borne by us.

We have not authorized any person to give any information or to make any representations in connection with this Offering other than those contained in this Offering Circular and if given or made, that information or representation must not be relied on as having been authorized by us. This Offering Circular is not an offer to sell or a solicitation of an offer to buy any of the securities to any person in any jurisdiction in which that offer or solicitation is unlawful. Neither the delivery of this Offering Circular nor any sale hereunder shall under any circumstances, create any implication that the information in this Offering Circular is correct as of any date later than the date of this Offering Circular. Purchasers of shares in this Offering must be residents of states in which the securities are registered or exempt from registration. Some of the exemptions are self-executing, that is to say that there are no notice or filing requirements, and compliance with the conditions of the exemption renders the exemption applicable.

No market exists for the trading of our shares of common stock. No assurances can be given that an orderly or liquid market will ever develop for our shares or that an investor will be able to resell the shares purchased in this Offering.

Shares of common stock sold in this Offering will be freely transferable, except for shares of our common stock received by persons who may be deemed to be "affiliates" of the Company under the Securities Act. Persons who may be deemed to be affiliates of the Company generally include individuals or entities that control, are controlled by or are under common control with us, and may include our senior officers and directors, as well as principal stockholders. Persons who are affiliates will be permitted to sell their shares of common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(1) of the Securities Act or Rule 144 adopted under the Securities Act.

STATE SECURITIES - BLUE SKY LAWS

Transfer of our common stock may also be restricted under the securities laws or securities regulations promulgated by various states and foreign jurisdictions, commonly referred to as "Blue Sky" laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

We may not be able to qualify securities for resale in states which require shares to be qualified before they can be resold by our shareholders.

PROCEDURES FOR SUBSCRIBING TO SHARES OFFERED BY THE COMPANY

If you decide to subscribe for any shares in this Offering, you are required to execute a Subscription Agreement and tender it, together with a check to us. All checks for subscriptions should be made payable to Colorado Biolabs, Inc.

USE OF PROCEEDS

We estimate that if our Offering is fully subscribed, we will receive net proceeds of $4,975,000 from our sale of 10,000,000 Shares. This estimate is based on an Offering price of $0.50 per Share, and assumes that we will not engage the services of an underwriter to assist us in selling all of the shares. If we engage an underwriter, our net proceeds will be reduced by the negotiated commissions paid to the underwriter. However, as of the effective date of this Offering Circular, we have not engaged an underwriter. For purposes of this disclosure we have assumed that no commissions will be paid on any shares. Additionally, we estimate that our direct costs of this Offering (SEC filing fees, legal, accounting, printing, and miscellaneous expenses) will be $25,000.

The primary purposes of this Offering are to obtain additional capital to: (i) increase our launching and marketing efforts of Proferrin® Sport; (ii) provide working capital to finance corporate operations and the integration of new research and development relating to our products.; (iii) promote and develop Proferrin® Sport; (iv) acquisition of equipment for production of edible porcine pig's blood for expansion into Asia and Europe; (v) automation of our Cozad, Nebraska production facility (upgrades needed to support market expansion); (vi) modification of our Frederick, Colorado facility to support market expansion; and (vii) working capital requirements including continuing support of the nascent renal market, development of our patented iron combination production for introduction planned for 2015 via our existing Canadian distribution and marketing partner. The table below represents our best estimate of the allocation of the net proceeds, including the priorities for the use of the proceeds, based upon our current business plan and assuming that all of the shares are sold.

Assuming the Sale of All Shares

Gross proceeds from Offering	$5,000,000	100.0%
Offering expenses (legal, accounting, filing fees, printing, transfer agent, and miscellaneous fees)	25,000	.5
Promote and develop Proferrin® Sport market	2,775,000	55.5
Equipment for production of edible porcine pig's blood (expansion into Asia and Europe)	750,000	15.0
Automation and modification of Cozad production facility	350,000	7.0
Modification of Frederick, CO facility to support market expansion	100,000	2.0
Working capital	1,000,000	20.0
Total	$5,000,000	100.0%

Assuming the Sale of 50% of the Shares

Gross proceeds from Offering	$2,500,000	100.0%
Offering expenses (legal, accounting, filing fees, printing, transfer agent, and miscellaneous fees)	25,000	1.0
Promote and develop Proferrin® Sport market	1,225,000	49.0
Equipment for production of edible porcine pig's blood (expansion into Asia and Europe)	750,000	30.0
Automation and modification of Cozad production facility	100,000	4.0
Modification of Frederick, CO facility to support market expansion	100,000	4.0
Working capital	300,000	12.0
Total	$2,500,000	100.0%

Assuming the Sale of 25% of the Shares

Gross proceeds from Offering	$1,250,000	100.0%
Offering expenses (legal, accounting, filing fees, printing, transfer agent, and miscellaneous fees)	25,000	2.0
Promote and develop Proferrin® Sport market	825,000	66.0
Equipment for production of edible porcine pig's blood (expansion into Asia and Europe)	0	15.0
Automation and modification of Cozad production facility	25,000	2.0
Modification of Frederick, CO facility to support market expansion	100,000	8.0
Working capital	275,000	22.0
Total	$1,250,000	100.0%

The amounts set forth merely indicate the general application of net proceeds of the Offering. Actual expenditures relating to the development of our business may differ from the estimates depending on the efficacy of our business development efforts, unanticipated costs in connection therewith as well as changes in the industry and actions of our competitors among other causes. There can be no assurance we will be successful in our efforts to secure investors to invest in our Offering and/or obtain supplemental financing. In the event that not all of the shares are sold, management in its sole discretion will allocate the proceeds of this Offering in a manner which it determines to be in our best interests. In such event we may not be able to follow our business plan. This may have a significant impact on our ability to continue operating our business. Moreover, even if all of the shares are sold, management reserves the right to alter the above projected use of proceeds if it determines that such changes are in our best interests. Accordingly, the amounts and timing of our actual expenditures will depend on numerous factors, including the status of our development and marketing activities and competition. Accordingly, management will have broad discretion in the use of the net proceeds from this Offering. All net proceeds from this Offering will be immediately available for use by the Company.

DETERMINATION OF OFFERING PRICE

Since there is no trading of our shares of common stock on any market, the Offering price of our shares was unilaterally determined solely by us. The facts we considered in determining the Offering price were:

- having successfully learned how to make HIP;
- having succeeded in attracting and retaining competent staff;
- having succeeded in winning an economic development grant which enabled us to construct a manufacturing facility;
- having developed and perfected the processes needed to manufacture HIP;
- our financial condition and prospects;
- potential market acceptance and demand for our products;
- our operating history;
- management's informal prediction of demand for Proferrin® Sport; and
- having succeeded in establishing supply sources for raw materials.

The Offering price is not an indication of and is not based upon our actual value. The Offering price bears no relationship to our book value, assets or earnings or any other recognized criteria of value. The Offering price should not be regarded as an indicator of the future market price of our securities and/or the price at which any investor may be able to resell shares purchased in this Offering in the future.

DESCRIPTION OF BUSINESS

History and Background

Colorado Biolabs, Inc. (the "Company") was organized as Western Nutriceuticals, Inc., a Colorado corporation, in January of 1997 to introduce a unique iron supplement to the U.S. and international markets. The first three years were spent developing the process for making Proferrin®, establishing a pilot plant, and performing clinical studies. An economic development grant was obtained and a manufacturing facility was built and equipped in Cozad, Nebraska.

Various process improvements and plant upgrades were made over the next decade, and initial sales and marketing initiatives were explored. Management and board-of-director changes were made. An early relationship was established with a Canadian renal market distributor and a U.S. co-marketing arrangement was entered into with Alaven Pharmaceutical LLC.

Commencing in the 2006 time frame, various exploratory expansion and marketing alternatives were initiated, effluent discharge and FDA issues were resolved, and plant upgrades were made. In 2007, Canadian distribution was moved to a larger partner with more robust sales and marketing capabilities. A decision was made to set the stage for future expansion by acquiring a warehouse and administration facility in Northern Colorado.

In 2010, the Company purchased a 16,000 square foot facility in Frederick, Colorado. Also in 2010, Alaven Pharmaceutical was sold to MEDA Pharmaceutical ("MEDA"), which initially resulted in increasing sales and increasing royalty payments. In 2012, MEDA restructured its sales team with a focus on newly approved and acquired respiratory products. This change in MEDA's corporate strategy resulted in the beginning of steady sales and Proferrin® brand HIP demand decline which ultimately resulted in a mid 2013 work force reduction at our Cozad, Nebraska HIP manufacturing facility.

Management believes that the Company has successfully met the challenges associated with startups, including development of a facility for producing Proferrin® brand HIP. Initial capital of $3,068,797 together with economic development grants and loans have enabled the Company to solidify and perfect its manufacturing capability. From 2008 through 2012, the Company sustained uninterrupted profitability. Under the leadership of Michael J. Guthrie (a former large and small company executive) an expert staff conducts manufacturing operations in Cozad, Nebraska, and customer service, marketing, and distribution from our primary location in Frederick, Colorado. Pioneering marketing efforts in the U.S. and internationally have enabled the Company to demonstrate product efficacy, and to establish a beachhead in the medical and retail pharmacy marketplace.

Our corporate objective is to strengthen the brand profile and to accelerate the growth of sales of Proferrin® products in the U.S. and abroad while developing line extensions. New products will incorporate Heme Iron Polypeptide's absorption and tolerability advantages into commonly used combination products such as Antioxidant/B-vitamin complexes, Omega 3 products, carbohydrate/protein recovery products and energy drinks.

In 2011, we were approached by several elite level cyclists and a trainer with the U.S. Olympic cycling team for the purpose of developing a Proferrin ®-based product to be known as Proferrin® Sport. A key element set forth was the need for assurance that supplement products used by drug-tested athletes will not cause positive banned substances tests. The NSF "certified for sport" program provides this assurance and has been incorporated into the Proferrin® Sport product.

Principal Products and Services

Since the early years, the Company has continually perfected its process for producing an iron supplement, heme-iron-polypeptide (brand name: Proferrin®), which is a soluble heme iron compound that addresses iron deficiencies, including chronically iron deficient dialysis and pre-dialysis patients, women of childbearing age, and athletes whose iron stores are depleted from heavy training. Proferrin is extremely well tolerated and is absorbed via a unique transporter mediated absorption pathway. Process improvements have enabled the company to consistently produce HIP with iron content of 1.8% - 2.3% which is well above the 1% - 1.5% normally attained using similar processes.

The Company currently sells Proferrin®, which is available in two forms: Proferrin® ES (iron supplement with 12 mg elemental iron as heme iron polypeptide) and Proferrin® Forte (a medical food with 12 mg elemental iron as heme iron polypeptide - plus 1 mg folic acid). We introduced Proferrin® Sport to the endurance athletics market in late May of 2014. On May 14, 2014, Proferrin® Sport received 3rd party certification from NSF, Inc., making it officially NSF "certified for sport". This critical certification verifies the contents and provides a complete banned substances screen and also makes it consumable by professional and Olympic athletes, many of whom are prohibited from taking ANY supplement that is not so certified. Proferrin® Sport contains 10 mg of elemental iron as HIP, 400 mg of Pomella® brand pomegranate extract (120 mg punicalagin antioxidant), 500 mcg Folic Acid, 28 mcg Vitamin B-12 (as methylcobalamin), and 12 mg of Vitamin B-6 per serving.

Proferrin® is well absorbed and well tolerated. Clinical studies performed under the Company's aegis, as well as those performed independently and published in the scientific literature, demonstrate that nearly 30% of ingested heme iron polypeptide is absorbed and that this absorption rate is unaffected by food or serum ferritin levels. Thus, in sharp contrast to ionic iron supplement products, Proferrin® can be taken in much smaller amounts (Nissenson et. al. "Clinical Evaluation of Heme Iron Polypeptide: Sustaining a response to rHuEPO in Hemodialysis patients" AJKD August 2003). Proferrin®, which can be taken at mealtime, has a very low incidence of the adverse side effects associated with ionic iron supplements, e.g., gastrointestinal distress, nausea, constipation, and diarrhea. Existing oral iron supplements must be taken between meals to facilitate absorption, which exacerbates these side effects. Ionic iron supplements usually contain Vitamin C as a way to enhance absorption. Combining ionic iron with Vitamin C is known to increase oxidative stress on the gastric mucosa leading to ulceration. The Company believes therefore, that Proferrin®, which is well tolerated and can be taken at any time (with or without food), offers important benefits over other iron supplements. Proferrin® Sport adds potent punicalagin antioxidants from Pomegranate. These antioxidants have demonstrated in well-controlled studies that they have the ability to improve strength recovery following exhaustive exercise and to reduce delayed onset muscle soreness (DOMS).

Market and Methods of Distribution

Iron deficiency is the most common nutritional malady. According to the World Health Organization, 30% of the world's population is adversely affected by iron deficiency, and it is a major cause of anemia. Iron deficiency is commonly seen in the U.S. among patients with kidney disease, women of child bearing age, geriatrics, patients with irritable bowel disease, individuals who have undergone gastric bypass surgery, and individuals with iron related neurological disorders such as ADD/ADHD and Restless Leg Syndrome. Additionally, heavily trained athletes experience reductions and iron stores through intestinal bleeding, hematuria and hemolysis related to the rigors of intense prolonged exercise. Thus, iron supplementation is a large market with well over $230MM in sales of iron supplements and iron containing pre-natal vitamin products. The $6B annual sales Sports Nutrition market is substantially larger. Within this market, demographic and scientific data suggest that there are more than 6.6 million iron deficient endurance athletes. We believe this represents significant expansion opportunity for Proferrin® Sport.

Marketing activities associated with our business include the communication of our value proposition through direct mail, direct and indirect sales channels, trade shows and an information-rich online presence. We sell our products through a combination of channels. In Canada our sales and distribution partner uses a professional sales force of 25 sales representatives and Medical Science Liaisons to effectively sell Proferrin® 11mg tablets via promotion to Gastroenterologists, OB/GYN and Family Practice Physicians. The Canadian effort also focuses on pharmacy stocking and gaining pharmacist recommendation. In the U.S., CBL's Proferrin® products are distributed to retail pharmacies through all of the major drug wholesalers. Consumer access is via several internet retailers including Amazon.com. CBL also sells Proferrin® direct to the public through its own web site utilizing Search Engine Optimization, Pay Per Click, targeted banner advertising and retargeting web promotion techniques. Promotion of Proferrin® Sport will add magazine advertising in both print and digital formats, social media promotion and social media advertising as well as endurance sporting event attendance. Applicable medical conventions, dietitian conventions and athletic trainer conventions and meetings will also be attended by the Proferrin® Sport brand team. In Puerto Rico, our product promotion partner, Advanced Medical Enterprises, sells Proferrin® products via its 8 person sales force.

Proferrin® has been, and continues to be, sold successfully to the dialysis market. Dialysis patients in the United States numbered approximately 400,000 at the end of 2013, with 2 - 3 times as many Chronic Kidney Disease (CKD) patients - many also needing effective iron supplementation. Management of anemia in CKD has been shown to be extremely effective in preventing enlarged hearts, thereby lowering the incidence of cardiovascular events once patients go on dialysis. The use of Amgen's EPOGEN® and Aranesp® (which stimulate the body to make red blood cells in chronically anemic dialysis and pre-dialysis patients) is common among these individuals. To facilitate their response to EPOGEN and Aranesp, patients are given intravenous (IV) iron, which can be associated with significant patient discomfort and damaging oxidative stress. IV iron administration requires significant travel time for the patient and significant personnel time in the clinic. While the use of IV iron is clearly entrenched in the Nephrology/Dialysis market, we believe that Proferrin has the potential to minimize the progression to IV iron infusion by providing oral iron with high bioavailability in tablet form.

Proferrin® Sport

According to available market demographics there are 31 million to 42 million avid runners, cyclists and triathletes in the U.S. Using the lower number of 31 million and applying the known incidence of iron deficiency among athletes, it is clear that more than 6.6 million people in the U.S. can be classified as "hard targets" for Proferrin® Sport. We plan to dedicate a substantial portion of this capital raise to marketing efforts sufficient to effectively take our message to at least 15% of this market. Assuming we are able to capture 5% of these reachable hard targets, an annual sales rate of $14.8 million is a realistic goal.

Marketing Approach - Proferrin® Sport

We expect to use a multifaceted approach to take the message of Proferrin® Sport's unique benefits to the endurance athletics market. This plan will be designed such that market reach and message frequency is sufficient to impact 15% of our target market, thus bringing them to a buy/no buy decision. The following key elements will be included (modified, as appropriate, based on management's discretion and on capital availability):

- Print advertising in periodicals with high readership within the target demographics (using sponsored athletes for impact).
- Digital media advertising targeted to specific consumer profiles (featuring sponsored athletes).
- Digital media advertising re-targeted to consumers who visit our website and meet our target demographics but don't buy.
- Social media advertising targeted to consumers with profiles consistent with our target market (featuring sponsored athletes).
- Endurance sports event attendance by 3 sales teams positioned in areas with highest concentrations of endurance sport participants.
- Ten medical science liaisons positioned in the 3 largest sport markets who will call on influential key sports physicians and trainers.
- Attendance at key sports medicine, athletic trainer and sports nutrition conferences to promote Proferrin® Sport and affiliated products.
- Sponsorship of cycling teams, noted runners and noted triathletes to increase exposure and gain product endorsements.
- Use of coupons, samples and other promotions to stimulate product adoption and to gain retail distribution.
- Collaboration with a key human performance research facility to add to critical knowledge beneficial to Proferrin® Sport products.
- Production of 3 to 5 educational videos focused on key features and benefits that distinguish Proferrin® Sport from other supplements.
- Posting the educational videos to YouTube with links from our web sites and those of our retailers as well as sponsored teams and athletes.
- E-mail "constant contact" programs designed to follow-up with, introduce specials and introduce new products to those who buy our products and those who visit our trade show and sporting event booths.

Competition

We believe there is currently no other U.S. producer of high grade HIP (2% iron in a water soluble format), nor are there any tablet competitors in the professional or "ethical" market. Thus, there is no product, outside of the Proferrin® containing licensed products that MEDA Pharmaceuticals markets, known to be directly competing with Proferrin® in the physician office or the consumer market. Internationally, several porcine sourced HIP products are available. They are made in Sweden, Germany, Japan, South Korea and China. Only two of these manufacturers make HIP in sufficient quantity to be useful to CBL or to any CBL competitor. There are, however, significant regulatory hurdles for the use of imported animal tissues. We have previously attempted (and continue to do so) to import this HIP as a way of staying on top of potential competition; to date, these efforts have been unsuccessful. To the best of our knowledge, no supplement manufacturer is using such imported material in any product marketed in the U.S. There are several supplements that list very small amounts of heme iron as an ingredient; however, these products use a liver fraction or extract and contain no more than 1 mg of heme iron per serving.

All significant competitors are ionic iron containing products with significant GI side effects. At this time, there is no supplement product in the U.S. or Canadian market with meaningful amounts of Heme Iron in the formula outside of Proferrin® brand products. Furthermore, there is no other NSF "certified for sport" product with meaningful amounts of iron within its formula.

Domestic Distribution

Currently domestic distribution of Proferrin® brand products is accomplished via all of the major drug wholesalers, several internet retailers (including Amazon.com), a small retail cycling store chain on the U.S. East Coast, and direct sales via www.proferrin.com.

International Distribution

Proferrin® products are distributed in Canada through the efforts of our strategic partner, Medical Futures, Inc. ("MFI"). MFI fields 25 professional sales representatives and distributes via the major drug wholesalers to retail pharmacies throughout Canada. Proferrin has been reviewed by Health Canada and is approved as a Natural Medicinal Product in Canada. Proferrin carries an NPN number in Canada and is sold as a "behind the counter" product only.

On September 1, 2014 we expect to enter into an exclusive marketing and distribution agreement with Itrom Trading Drug Store (ITDS) of Dubai, UAE. ITDS maintains warehousing, administration (including regulatory compliance), and retail locations in Dubai and other Arab countries. ITDS will us its 70 sales representatives (all registered pharmacists) to promote Proferrin® ES in Jordan, Saudi Arabia, United Arab Emirates, Syria, Qatar, Bahrain, Lebanon, Iraq, Oman and Yemen.

The Company routinely receives inquiries from companies interested in representing the Proferrin® brand in Asian and European countries. Until the Company has porcine HIP available for tablet and or capsule manufacture, regulations in those countries will not allow importation of our Bovine HIP based products.

Clinical Trials

We have performed clinical evaluations of Heme Iron Polypeptide (HIP) under the guidance of Dr. Paul Seligman at the University of Colorado School of Medicine. An initial study in healthy subjects showed that a 20 mg serving of HIP (1% Fe – Porcine source) increased serum iron nearly 23 times more than an identical 20 mg serving of ferrous fumarate in the presence of a standardized meal containing dairy products and phytic acids (*"Clinical Studies of HIP: An Oral Heme-Iron Product", Nutrition Research, October, 2000 16120#9, p. 1279 - 1286). N*o gastrointestinal (GI) side effects were reported. It should be noted that this study used Porcine HIP of Japanese origin.

This HIP clinical evaluation was the springboard from which prospective studies of Proferrin® in ESRD patients was launched. One purpose of these studies was to explore the efficacy of Proferrin® as an adjunct therapy to EPOGEN® in hemodialysis patients. In one such study patients were given one of two therapies: Proferrin® ES, or continued maintenance with IV iron. Subjects were accepted into the study if they were stable on IV iron for at least 3 months. Standard clinical iron parameters (including transferrin saturation (TSAT), hematocrit, serum ferritin, and EPO use) were monitored monthly for six months. At the end of the study, patients' records were examined to determine if Proferrin® maintained clinical iron parameters as efficaciously as IV iron, and whether its use resulted in reduced GI side effects or EPOGEN® use. The study was published in the August 2003 Edition of the American Journal of Kidney Disease and concluded that Proferrin® successfully supplanted IV iron entirely in more than 85% of patients and resulted in statistically significant increases in EPOGEN® efficiency.

A trial comparing Proferrin® to IV iron in Chronic Kidney Disease Patients (CKD) began in March 2006. The study was completed in 2012 and was conducted by the Nephrology department of the University of Ottawa. This study was published in BMC Nephrology, 2013, and it demonstrated that Proferrin® has the ability to maintain iron stores in pre-dialysis CKD patients. The study also demonstrated a possible reduction in ESA usage. A trial comparing Proferrin® ES to sustained release Ferrous Sulfate in Peritoneal Dialysis (PD) patients commenced in May 2007 in Australia. The Australian study, which was funded by Amgen, demonstrated no significant difference between the two forms of oral iron. There were problematic procedural practices and errors within this study. None of these studies are funded (other than free product in some instances) by or under the control of CBL.

A study evaluating the Proferrin® Sport's utility in athletics has been approved at Colorado State University's Human Performance Clinical Laboratory. This double blind crossover study will evaluate Proferrin® Sport's impact on: performance during intense bouts of exhaustive exercise, altitude adaptation, oxidative stress in muscle tissue, and recovery.

Manufacturing

The Company's manufacturing plant is located at 404 M Street, Cozad, NE 69130, where the Company has a 5,400 square foot manufacturing facility and a quality control laboratory. This facility (located 4.5 hours from Denver) gives the Company ready access to its USDA certified edible red blood cell raw material, which is purchased from the Tyson, Inc. beef slaughter facility in Lexington, NE.

Our processes and techniques have improved over time as has the purity and iron content of the HIP produced. We believe that the ability (and our capacity) to produce Proferrin® is sufficiently perfected to maintain pace with sales volume as it increases. Efficiencies, refinements, and improvements in our production techniques are ongoing in an effort to continually reduce manufacturing costs.

Additional sales volume that will be produced by the expansion of marketing efforts and added product offerings in the U.S. and Canada will strain current facilities. In order to support this higher level of activity, we expect to effect minor expansions within existing facilities. In order to produce at a higher level, we will need to add automation to our Cozad HIP production facility. We will also need to add product storage, shipping and logistics areas and office space to our Frederick facility. Each addition at the two facilities is estimated to cost roughly $100,000.

Product Development

The Company is currently beginning work on a Heme Iron Polypeptide/Polysaccharide Iron Complex combo product (HIP/PIC) for the Canadian market. This product will be manufactured under the protection of a patent jointly owned by CBL and MEDA. Canada issued the patent 11/26/2013, and the non-U.S. rights to the patent are owned by CBL. Due to the reciprocal agreement with MEDA, CBL will pay Meda a royalty on all revenues earned with the patent in Canada. This product will aid our Canadian partner in addressing its competitor whose product is made entirely with PIC. We believe the HIP/PIC combination will provide superior effect and fewer side effects at a competitive price. This product is expected to be ready for market by approximately mid 2015.

Proferrin® Forte is being reformulated to add B-12 to its formula, thus making it a more complete oral hematinic formulation. Our plans also call for moving to a lower cost manufacturer. This new version of Proferrin® Forte will be a dietary supplement, thereby dropping the potentially problematic medical food designation.

Based on conversations with elite and professional athletes, upon market adoption of Proferrin® Sport we envision formulating additional products for the sports market. A lack of high quality NSF "certified for sport" products in the DHA/EPA Omega-3 category and in the 1:4 ratio carbohydrate to protein recovery drink mix category is perceived. Providing these markets with high quality products offers significant potential for expanded product offerings and increased revenues. We also envision formulating a "Pro" version of Proferrin® Sport, an energy drink, and a natural vasodilation product for use during later stages of endurance events. We expect all of these potential products to further "brand" the Proferrin® Sport franchise - thus enhancing top and bottom line results.

Raw Materials and Principal Suppliers

A basic component of our product is edible red blood cells. We currently source edible red blood cells from Tyson Fresh Meats' Lexington, NE beef processing facility. We may have the opportunity to establish the first (and only) porcine edible red blood cell facility in the U.S. in conjunction with a pork producer in Iowa. An approximate $750,000 investment will be required to establish this porcine RBC facility, but doing so will give us an exclusive competitive advantage over all other HIP manufacturers worldwide.

Patents and Trademarks

We rely, in part, upon patents, trade secrets and proprietary knowledge as well as personnel policies and employee confidentiality agreements concerning inventions and other creative efforts (collectively, "Colorado Biolabs IP") to develop and maintain our competitive position. We do not believe that our business is dependent upon any patent, patent pending or license, although we believe that trade secrets and confidential know-how are important to our commercial success. Except as otherwise stated herein, no individuals, governmental entities or other companies share ownership or have any rights to any Colorado Biolabs IP.

We plan to file for additional patents, copyrights and trademarks in the United States, Canada and throughout the Middle East to protect our intellectual property rights to the extent practicable. We hold the rights jointly with MEDA to one United States patent (#5,585,527), which expires in 2027. We hold the rights jointly with MEDA to one Canadian patent. We are not aware of any current infringements of our patents. We plan to protect our patents from infringement in each instance where we determine that doing so would be economical in light of the expense involved and the level and availability of our financial resources.

On September 20, 2005, Colorado Biolabs jointly filed a patent application with Alaven Pharmaceutical. Products using this patent will contain a combination of Heme Iron Polypeptide (HIP) and Polysaccharide Iron Complex (PIC). PIC is the best tolerated of the "ionic irons" and small amounts of PIC combined with HIP will exploit the known synergy offered by utilizing the human body's separate absorption pathway for each type of iron. USPTO issued the patent in 2009 and Canada issued a patent for the stated combination on November 26, 2013. MEDA retains the U.S. rights to the patent, and CBL retains the rights to the Canadian patent.

Our current product line does not enjoy any specific patent protection. However, the Pomella (pomegranate extract) component of Proferrin® Sport is patented and CBL is negotiating with Verdure Sciences for exclusive use of the ingredient in the iron supplement product market.

Material Contracts

Distribution Agreement. On December 1, 2006, we entered into that certain five-year distribution agreement with Medical Futures, Inc. ("MFI"), which was amended December 1, 2014 (the "Distribution Agreement"), pursuant to which MFI desired to become the exclusive distributor in Canada of then existing Proferrin® brand products manufactured by us and we wished to grant the exclusive right to import and distribute those Proferrin® brand products into and within Canada. In accordance with the terms and provisions of the Distribution Agreement: (i) MFI agreed to market and sell Proferrin® within Canada; and (ii) the Distribution Agreement shall be extended for 25 years before November 30, 2011.

2007 Supply Agreement. On January 12, 2007, we entered into that certain supply agreement (the "2007 Supply Agreement") with Alaven Pharmaceutical LLC ("Alaven"). We are the joint owner with Alaven of all the right, title and interest in and to the inventions set forth in certain patent applications for a medical food combination ingredient known as Heme Iron Polypeptide ("HIP") plus Polysaccharide Iron complex (PIC). In accordance with the terms and provisions of the 2007 Supply Agreement: (i) we agreed to sell our HIP to Alaven for inclusion in Alaven's pre-natal vitamin product; and (ii) Alaven agreed to pay us certain royalties based on gross sales and an intellectual property royalty of 1% of gross sales. The term of the 2007 Supply Agreement is ten years with two year automatic renewals.

2008 Supply Agreement. On January 25, 2008, we entered into that certain supply agreement (the "2008 Supply Agreement") with Alaven. In accordance with the terms and provisions of the 2008 Supply Agreement: (i) we agreed to sell our HIP to Alaven for inclusion in Alaven's solid dosage form, non-prescription, dietary, oral iron supplement products, limited to tablets, capsules, caplets and gelcaps; and (ii) Alaven agreed to pay us certain royalties based on net sales. The term of the 2008 Supply Agreement is ten years with two year automatic renewals.

Act in Concert and Joint Ownership Agreement. On January 25, 2008, we entered into that certain act in concert and joint ownership agreement (the "Joint Agreement") with Alaven. Together with Alaven, we filed with the United States Patent Office a patent application serial no. 11/230,042 titled "Composition and Method for Treating iron Deficiency Anemia" and patent application serial no. PCT/US2006/036525 titled "Composition and Method for Treating Iron Deficiency Anemia (collectively, the "Inventions"). In accordance with the terms and provisions of the Joint Agreement, we and Alaven agreed to only act jointly and in concert with one another concerning any and all rights, duties, obligations, licenses and other incidents of ownership in and to the Inventions.

Regulatory Status

The Company and its products are subject to the Federal Food, Drug and Cosmetic Act ("the FFDCA"), regulations promulgated by the Federal Food and Drug Administration ("the FDA"), comparable state statutes, and the Federal Trade Commission Act, as well as the FTC. We utilize the services of a law firm with expertise in FDA and FTC matters, and a consulting firm with expertise in Good Manufacturing Practice regulations, to assist the Company in complying with all applicable law.

The Company was subject to a routine inspection by the FDA during June 27 – July 1, 2005. At the conclusion of that inspection, the FDA inspector provided the Company with a list of alleged violations of the FFDCA's provisions relating to drug cGMPs ("current Good Manufacturing Practices", a/k/a GMPs). We transmitted our formal responses to each Observation and provided the FDA with monthly updates until the key issues were resolved. It should be noted that the FDA chose to inspect us as a "drug company", due to their interpretation of the Proferrin® product labels and documents filed previously with the agency.

In September 2005, the Company's regulatory classification was shifted from drug products to foods. That shift was substantial and required the Company to comply with food regulations. The Company now produces and labels Proferrin® ES as a dietary supplement and Proferrin® Forte as a medical food. Dietary supplements and the individuals and entities that market and sell them are subject to the Dietary Supplement Health and Education Act of 1994 ("DSHEA"), which is an integral part of the FFDCA, and medical foods are governed by a different federal statute and set of regulations.

Employees

As of August 21, 2014, we had 19 full-time employees and two part-time employees. There were 8 employees in manufacturing, 2 in engineering/research and development, 4 in sales and marketing, 4 in finance and administration, and 1 in customer service. We are not a party to any collective bargaining agreements. Our current employee pool is stable with low turnover and we believe our relations with our employees are good.

Customers

We depend on sales that are generated from our customers' ongoing usage of Proferrin®, as well as royalties derived from sales of heme iron polypeptide containing products by our strategic-partner customers. One customer contributed 68% ($1,443,888) to net sales in 2013 and 61% ($1,625,399) to net sales in 2012. One customer contributed 100% ($384,826) to our royalties in 2013, and 100% ($663,281) of royalties in 2012.

Environmental Matters

Our operations are subject to a variety of federal, state and local laws and regulations relating to the discharge of materials into the environment or otherwise relative to the protection of the environment. The environmental challenges all stem from the RBC raw material and from wastewater in the form of our HIP manufacturing process effluent. RBC material, if spilled, must be handled as a hazardous waste spill. The Company currently has spill related S.O.P.s and all pertinent employees are well trained in proper procedures should a spill occur. We are currently licensed by Colorado Department of Public Health and Environment (CDPHE) to add its process effluent to specific large compost operations. We have also secured a license from Nebraska Department of Environmental Quality (NDEQ) to land-apply our effluent to farm fields growing alfalfa. CBL has excellent relationships with CDPHE and NDEQ and is in a strong position to maintain its ability to use its effluent to benefit the quality of both compost and farm soil. Upon receipt of soil sample testing in later 2014, CBL anticipates that it will be able to demonstrate soil quality improvement and therefore be in a position to negotiate a significant decrease in effluent disposal costs. The soil tests may also lead to licensure for application of effluent to more significant crops such as corn, in which case the nitrogen and potassium containing effluent may become a revenue generator.

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations, and should be read in conjunction with our financial statements and the related notes included elsewhere in this Offering Circular. Certain statements contained in this section are not historical facts, including statements about our strategies and expectations about new and existing products, market demand, acceptance of new and existing products, technologies and opportunities, market and industry segment growth, and return on investments in products and markets. These statements are forward-looking statements and involve substantial risks and uncertainties that may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements in this section are based on information available to us on the date of this document, and we assume no obligation to update such forward-looking statements. Readers of this Offering Circular are strongly encouraged to review the section titled *"Risk Factors."*

Overview

We have been a developer and manufacturer of Proferrin®, a heme iron supplement since 1997. Our products include Proferrin® ES, Proferrin® Forte and Proferrin® 11mg (Canada). These finished products were introduced into the market in 2001, 2003 and 2003 respectively. These products are distributed through the major drug wholesalers throughout the U.S., Canada and Puerto Rico. The U.S. product is also sold through a number of internet retailers including Amazon.com. In 2014, we introduced Proferrin® Sport, a nutritional supplement designed for the drug-free athlete. Since most endurance athletes struggle with low iron, the Sport product includes our proprietary heme iron, but it also contains a patented antioxidant which has proven ability to improve strength recovery and to reduce post-exercise muscle soreness. The Sport product also contains key B-Vitamins essential for supporting healthy red blood cells and healthy nerves.

Although we have no current direct heme iron competitors to Proferrin® in North America, other companies do make non-heme iron supplement products. The areas in which we do business are highly competitive and include both foreign and domestic competitors. Our major competitors are larger and have substantially greater resources than we do. Furthermore, other domestic or foreign companies, some with greater financial resources than we have, may seek to produce products or services that compete with ours.

We believe that our future success depends to a large degree on our ability to develop the U.S. market for our products, and to validate their relevance to the sports nutrition market as well as to the renal market. Accordingly, we expect to significantly increase our outlays on marketing and promotion.

Outlook

Existing Base of Customers. We believe the early trials of Proferrin in the renal community, as well as the existing international market will continue to increase as Proferrin® becomes more widely known and as the work of distributors in Canada and in Puerto Rico increases to expand. We believe that increased marketing efforts, the introduction of our products to the sports nutrition market and the expansion of our network of sales representation may provide the basis for increased sales and continuing profitable operations. The planned 2015 Canadian introduction of an iron supplement product using CBL's patent (#2663584) will bring expansion opportunity in a market where Proferrin is proving to be viable. However, these measures, or any others that we may adopt, are not guaranteed to result in either increased sales or profitable operations.

Possibility of Operating Losses. In 2013 we operated at a loss. We operated at a profit in years 2008 – 2012 partly as a result of licensed HIP material sales to a former customer. We believe we will regain profitability as we develop the sports nutrition market. There is no assurance that we will not incur losses in any given quarter or year in the future.

Sales Growth. We expect to increase sales in the U.S. and worldwide as our penetration of the sports nutrition market gains traction, as our patented product is launched in Canada, and as we add to our network of sales assets. Orders for all of our products are on an intermittent purchase order basis and there is no assurance they will continue at any given rate, or that orders will repeat.

Sales and Marketing Expenses. We continue our efforts to increase our penetration of the sports nutrition market, as well as to support the trial use of Proferrin® by the renal community. We believe that sales and marketing expenses will need to be maintained at a healthy level in order to do so. Sales and marketing expenses are expected to increase as we increase our direct sales and marketing efforts.

Research and Development Expenses. Research and development expenses are expected to increase to support refinements to our products, and the development of additional new products.

Results of Operations - Fiscal Year Ended December 31, 2013

Net sales and royalties. Our product sales for the year ended December 31, 2013 ("FY 13") were $2,130,733, a decrease of 31% from $3,102,399 in the fiscal year ended December 31, 2012 ("FY 12"). This decrease is primarily the result of a strategic partner shifting its priority away from its Proferrin®-containing products and over to FDA approved respiratory drug products they own outright. They continue selling products containing Proferrin®, but on a non-promoted basis, which accounts for the reduction of royalties from $663,281 in FY 12 to $384,826 in FY13, or 42%.

Gross profit. Gross profit for FY 13 of $702,295, represented a decrease of 50% from gross profit of $1,414,027 for FY 12 as a result of decreased sales volume related to the same strategic partner. Cost of sales decreased from $2,351,653 in FY 12 to $1,813,264 in FY 13, or 23%. This reduction is smaller than the reduction in sales primarily as a result of a large portion of our production costs consisting of fixed expenses.

Research and development expenses. Research and development expenses were $30,372 in FY 13, an increase of $28,772 or 1,898% from $1,600 in FY 12. The increase was primarily a result of expenditures incurred in connection with the development of protocols for use in trials of Proferrin® by the renal community, as well as an initial supply of Proferrin® Sport.

Sales and marketing expenses. Sales and marketing expenses were $725,183 in FY 13, an increase of $417,242, or 136% from $307,941 in FY 12. The increase resulted primarily from increased marketing expenditures, and from sales force headcount increases which were terminated in early 2014.

General and administrative expenses. General and administrative expenses were $429,271 in FY 13, a decrease of $152,581, or 26%, from $581,852 in FY 12. The decrease consisted mostly of reduced compensation.

Other income. Interest income decreased from $2,598 in FY 12 to $1,320 in FY 13 primarily as the result of a reduced amount of cash available for investment.

Other expense. Interest expense and guarantors' fees increased from $63,761 in FY 12 to $72,094 in FY 13, or 13%, as a result of refinancing our first mortgage on our building in Frederick, Colorado.

Provision for federal and state income taxes. As a result of our FY 13 operating loss and a FY 12 operating profit, our provision for taxes went from $174,885 in FY 12 to a negative $120,567 in FY 13.

Net income (loss). After the provision for federal and state income taxes, our FY 12 net income was $286,586 and our FY 13 net loss was $(432,738).

Although we believe we could further reduce expenses, our 2014 operating plan is focused on growing sales, increasing gross profits, increasing research and development for the purpose of creating additional products, and increasing marketing costs as appropriate for the purpose of increasing sales.

We cannot predict with certainty the expected sales, gross profit, net income or loss, and usage of cash and cash equivalents for 2014. However, we believe that cash resources and borrowing capacity will be sufficient to fund our operations for the next twelve months under our current operating plan. If we are unable to manage the business operations in line with our budget expectations, it could have a material adverse effect on business viability, financial position, results of operations and cash flows. Further, if we are not successful in sustaining profitability and remaining at least cash flow break-even, additional capital may be required to maintain ongoing operations.

Results of Operations - Three Months Ended June 30, 2014

Net sales and royalties. Our product sales and royalties for the quarter ended June 30, 2014 ("Q2 - 14") were $687,718, a decrease of 20% from $858,311 in the quarter ended June 30, 2013 ("Q2 - 13"). This decrease is primarily the result of timing differences between periods as related to large orders. Royalties on non-promoted products containing Proferrin® decreased from $123,671 in Q 13 to $66,132 in Q 14, or 47%, as a result of a strategic partner shifting its priority away from its Proferrin®-containing products and over to FDA approved respiratory drug products they own outright.

Gross profit. Gross profit for Q2 - 14 of $378,177 represented an increase of 33% from gross profit of $284,264 for Q2 - 13 as a result lower cost of sales in Q2 - 14 versus Q2 - 13. Cost of product sales in Q2 - 14 was 50% versus 78% in Q2 - 13. The lower cost of sales in Q2 - 14 resulted from cost reductions across the board.

Research and development expenses. Research and development expenses were $30,783 in Q2 - 14, an increase of $24,783 or 413% from $6,000 in Q2 - 13. The increase was primarily a result of expenditures incurred in connection with protocols for use in trials of Proferrin® Sport by the CSU Human Performance Clinical Laboratory, as well as an initial supply of Proferrin® Sport.

Sales and marketing expenses. Sales and marketing expenses were $157,657 in Q2 - 14, a decrease of $44,061, or 22% from $201,718 in Q2 - 13. The decrease resulted primarily from decreased marketing expenditures.

General and administrative expenses. General and administrative expenses were $120,631 in Q2 - 14, a decrease of $12,893, or 10%, from $133,524 in Q2 - 13. The decrease consisted mostly of reduced compensation.

Other income. Interest income was nominal in Q2 - 14, as well as in Q2 - 13.

Other expense. Interest expense and guarantors' fees increased from $15,065 in Q2 - 13 to $16,533 in Q2 - 14, or 10%, as a result of refinancing our on our building in Frederick, Colorado.

Net profit before provision for taxes. As a result of the above changes in gross profit and in operating expenses, we realized net profit before taxes of $52,791 in Q2 - 14, an increase of $124,625 from the net loss before taxes of $(71,834) in Q2 - 13.

Provision for federal and state income taxes. Our provision for income taxes on the above net profit was $19,462, which was offset by a refund from amending prior years of $97,648, and which was increased by $1,031 of deferred taxes, for a net negative provision for taxes in Q2 - 14 of $77,155, compared to a negative provision for taxes in Q2 - 13 of $28,015.

Net income (loss). After the negative provision for income taxes as described above, we reported net income of $129,946 in Q2 - 14 versus a net loss of $(43,819) in Q2 - 13.

Our 2014 operating plan is focused on growing sales, increasing gross profits, increasing research and development costs as appropriate while increasing profits and moving toward positive cash flows. We cannot predict with certainty the expected sales, gross profit, net income or loss, and usage of cash and cash equivalents for 2014. However, we believe that cash resources and borrowing capacity will be sufficient to fund our operations for the next twelve months under our current operating plan. If we are unable to manage the business operations in line with our budget expectations, it could have a material adverse effect on business viability, financial position, results of operations and cash flows. Further, if we are not successful in sustaining profitability and remaining at least cash flow break-even, additional capital may be required to maintain ongoing operations.

Liquidity and Capital Resources

We compete in a highly technical, very competitive and, in most cases, price driven iron supplement marketplace, where products can take years to develop and introduce to end users. Furthermore, manufacturing, marketing and distribution activities are regulated by the FDA, the USDA, the FTC and other regulatory bodies that, while intended to enhance the ultimate quality and functionality of products produced, can contribute to the cost and time needed to maintain existing products and develop and introduce new products.

We have traditionally funded working capital needs through product sales and close management of working capital components of our business. Historically, we have also received cash from private offerings of our common stock, warrants to purchase shares of our common stock, and notes. In 2013 we sold 40,000 shares of common stock for $20,000 versus none in 2012 and none in the previous four years. In our early years, we incurred operating losses to develop our processes for manufacturing Proferrin®, utilizing a number of proprietary technologies, as well as for plant upgrades. Although we were profitable during the years 2008 – 2012, we operated at a loss in 2013. We expect that operating losses will continue into 2014 and beyond as a result of increased R&D and marketing expenses as we introduce and promote Proferrin® Sport. Should that situation prevail for an extended period of time, we may not be able to obtain working capital funds necessary in the time frame needed and at satisfactory terms or at all.

In October 2013, we refinanced our building in Frederick, Colorado, and arranged for a line of credit with Redstone Bank in the amount of $250,000 (not to exceed 80% of loan to value).

As of June 30, 2014 and December 31, 2013, cash was $357,453 and $554,114, respectively, trade accounts receivable were $347,702 and $90,080, respectively, and current liabilities were $167,834 and $181,486, respectively, resulting in a net liquid asset amount of $537,321and $462,708, respectively. We believe that the introduction of Proferrin® Sport, together with our core business, will result in profitability. If these measures are not achieved on a timely basis, we will be required to implement cost reduction measures, as necessary.

Equipment expenditures during the six months ended June 30, 1014 and June 30, 2013 were $2,740 and $15,866, respectively.

The drug wholesalers require that we provide credit for product that goes out of date while on the shelves of the retailers that they service. The wholesalers utilize a third party company to handle the returns process, and at times they fail to follow contractual "returned goods" policy. We provide a reserve for estimated bad debts resulting from such returns at the time product revenue is recognized. Uncollectible accounts are included as a component of selling expenses in the accompanying statements of operations. For the year ended December 31, 2013 and for the year ended December 31, 2012, uncollectible returns were not deemed significant.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our financial statements. In general, management's estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management. Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, sales returns, warranty, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments and for returns of product from wholesalers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, or if product returns from wholesalers were to exceed our estimates, additional allowances would be required, which would increase our expenses during the periods in which any such allowances were made. The amount recorded as a provision for bad debts in each period is based upon our assessment of the likelihood that we will be paid on our outstanding receivables, based on customer-specific as well as general considerations. To the extent that our estimates prove to be too high, and we ultimately collect a receivable previously determined to be impaired, we may record a reversal of the provision in the period of such determination.

We reduce inventory for estimated obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Any write-downs of inventory would reduce our reported net income during the period in which such write-downs were applied.

Property and equipment are stated at cost, with depreciation computed over the estimated useful lives of the assets, generally five years (three years for software). We use the double declining method of depreciation for property and equipment, and the straight line method for software. Maintenance and repairs are expensed as incurred and major additions, replacements and improvements are capitalized.

Stock-based compensation is presented in accordance with the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, Compensation — Stock Compensation ("ASC 718"). Under the provisions of ASC 718, companies are required to estimate the fair value of share-based payment awards made to employees and directors including employee stock options based on estimated fair values on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our statement of operations.

Off-Balance Sheet Transactions

We currently have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

DESCRIPTION OF PROPERTY

Cozad, Nebraska

Our manufacturing plant is located at 404 M Street, Cozad, NE 69130 where we have a 5,400 square foot manufacturing and production facility and a quality control laboratory (the "Cozad Facility"). The Cozad Facility is currently adequate for production needs. The Cozad Facility houses additional unused capacity such that it will serve our projected needs through 2015 and into mid 2016. The production capacity at the Cozad Facility can be expanded to meet additional product demand growth. Such expansion will require an additional water tap, a larger RO water system and RO water storage tank, transfer of the HIP blending and HIP storage function to the Frederick Facility, a minor automation upgrade and some minor remodeling to accommodate the larger water system and handle additional incoming and outgoing materials. Further expansion is also possible via a building addition on the land that we own directly adjacent to the Cozad Facility.

Frederick, Colorado

In 2010, we purchased a 16,000 square foot facility in Frederick, Colorado, and currently use this facility for administration, laboratory, warehousing, product bottle labeling, and sample production (the "Frederick Facility"). At present all finished space is in use. As sales grow, we will need to further develop our Frederick Facility. Slightly more than 1/2 of the square footage is ready for planned improvements that include additional office space, product storage and shipping facilities for expanding domestic and international business, raw material blending and storage, and expanded product labeling and packaging facilities. The Frederick Facility includes additional land that can be used to add up to an additional 20,000 sq. ft. facility should we decide to develop future production and or tablet and capsule manufacturing capabilities in Frederick.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth the name, age, positions, and offices as of August 21, 2014, of our directors and executive officers:

NAME	AGE	POSITION
Michael J. Guthrie	55	President, CEO, Treasurer and Director
Vern D. Kornelsen	81	Secretary, CFO and Director
Larry M. Day	71	Director
Frederick M. Haynes	79	Director
Wagner J. Schorr, M.D.	79	Director
Donald E. Siecke	75	Director

Biographies of Executive Officers and Directors

Michael J. Guthrie. President, Treasurer, Director, graduated from Baylor University with a B.S. in Biology in 1982. He worked in Cancer Chemotherapy research prior to entering the pharmaceutical/medical sales and marketing arena in 1983. Michael learned "hands on" about advertising and marketing via a one-year stint (1985-1986) as an account executive with Womack-Claypool Advertising in Dallas, TX. Working with marketing VP's and Directors at companies such as Celanese, Victor, Roadrunner Oil and Fina Oil shaped his vision for successful large-scale marketing initiatives. Michael then returned to the pharmaceutical world and for the past 28 years has held a wide variety of medical and pharmaceutical sales, marketing, and management positions. Michael has managed sales forces at the district and regional director level for Ortho-McNeil (JNJ). He was also PSMD National Sales Director for Scios, Inc. In those positions Michael earned the Star Award for outstanding first year performance, and the Region Sales Award and District Manager of the year Award. Michael was also credited with increasing net profit earned by the Scios PSMD sales force by $1 million during his first year at Scios. Michael gained valuable marketing experience as a brand manager for the Tylenol® with Codeine, Parafon® Forte and Tylox® brands and as Product Manager for the Launch of Levaquin® tablets for Ortho-McNeil (JNJ). Michael was responsible for building the marketing plan for the launch of Levaquin®, a brand that achieved rapid success and ultimately produced annual sales in excess of $1 billion. Michael earned the prestigious JNJ achievement award for his leadership and significant contributions to the success of the launch of Levaquin® in 1997.

Vern D. Kornelsen. Secretary, Chief Financial Officer, Director, formerly practiced as a Certified Public Accountant in Denver, CO and is a financial consultant to several early stage companies. He was a director of Valleylab for 10 years, and led an investor group that provided a portion of its initial funding. Mr. Kornelsen has been a director and participated in the capitalizing of a number of early stage companies, and is currently a director of three publicly-held companies, Encision Inc., Boulder, CO, Lifeloc Technologies, Inc., Wheat Ridge, CO, and Electronic Systems Technology, Inc., Kennewick, WA. He received a BS degree in business from the University of Kansas.

Larry M. Day. Director, has more than 30 years of experience in the Renal Industry and is the owner or co-owner of 3 companies that provide business management consulting services to the Renal care field: Home Dialysis Therapies of San Diego, Dialysis Management, Inc., and Quality Renal Care in Elgin, IL. Larry is active in renal industry dynamics, renal politics, healthcare reform, ACO development and Disease Management. Larry also provides expert consulting services via his relationship with Gerson Lehrman Group, Inc. This experience brings to CBL immediate contact with payers, providers and physicians as well as potential distributors.

Frederick M. Haynes. Director, received his BS degree in engineering management from Norwich University in 1958. He was awarded an Honorary Doctor of Engineering Management Degree in 2003. He is a member of the American Society of Heating, Refrigeration, and Air Conditioning Engineers, and is the president of Haynes Mechanical Systems.

Wagner J. Schorr, M.D. Director, graduated from the University of Colorado with an M.D. degree in 1963. He held a Renal Fellowship at the University of Colorado Medical Center Denver, from July 1966 to June 1967, and was a Senior Registrar in the Renal Unit of the Royal Victoria Infirmary, Newcastle-upon-Tyne, England, from July 1967 to June 1968. He initiated the renal division at Denver General Hospital, a University of Colorado division, and as a co-founder of the largest Nephrology practice in the Rocky Mountain region, engaged in the practice of medicine from 1968 to 1992. Dr. Schorr is currently a Clinical Professor of Medicine at the University of Colorado, and was formerly the Medical Director of Renaissance, a renal disease management company owned by Fresenius. Dr. Schorr serves as Medical Advisor to CBL.

Donald E. Siecke. Director, received his BS degree in business administration from the University of Denver in 1961. He serves as an officer of several real estate development and investment companies, is a Founder and Chairman of a local bank and serves on the board of a number of charitable organizations. Mr. Siecke has recently participated in the formation of several diverse privately held businesses including Placer Mining, Oil and Gas Exploration, a Firearms-Ammunition membership club, and an emerging web based business. He is a former practicing certified public accountant.

All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to employment agreements (which do not currently exist), serve at the discretion of the board. Currently, our directors receive no compensation.

There is no family relationship between any of our officers or directors. For the past ten years, there have been no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony.

Biographies of Significant Employees

Stephen Sanders. Senior Manager of Quality Systems and Engineering, graduated from Johns Hopkins University in 1996 with a B.S. in Chemical Engineering. Stephen also holds an MBA in Finance from Wake Forest University earned in 1998. Stephen is an experienced pharmaceutical process engineer, validation expert and quality systems developer and manager. Over the past 16 years Stephen honed his skill as a process and quality engineer and consulting engineer. Stephen has worked with large and small pharmaceutical and biotech clients including Bayer, Noramco, Andrx, Merix Bioscience, Serologicals, Pilling Surgical, Wyeth, Genentech, Cardinal Health, Amgen, Pfizer and Alcon. Stephen's background is ideally suited to the multi faceted and fast paced world of an early stage supplement company like the Company.

Lacee Gordon. Quality Systems Manger, holds a degree in microbiology from Colorado State University. Lacee is an experienced manufacturing technician, biotech process engineer and manufacturing documentation specialist. She honed her skills at the Insmed/Merck facility in Boulder, CO.

Dianna Stratton. Internet and Social Media Marketing Associate, earned a Bachelor of Arts Degree in Communications from Assumption College in Worcester, MA in 1992. Dianna also holds a Master of Arts in Communications earned at Gonzaga University in 2012. Dianna is an experienced healthcare sales, sales training and marketing professional with 14 years experience in various sales and marketing positions at Ortho-McNeil Pharmaceutical (JNJ) and Merck in the New England and NYC markets. Dianna has spent the last ten years deeply immersed in the world of Internet and Social Media Communications and heads up all such activities at the Company.

Justin Loftin. Cozad Operations Manager, gained valuable organizational and management experience as destroyer class helmsman and quartermaster in the U.S. Navy from 1993 through 1997. Justin earned his Bachelors Degree in Business Administration in 2006 from American Intercontinental University while working full time as manufacturing line supervisor at Tenneco's Monroe shock absorber plant in Cozad, NE. This background has served Justin well in his role of Production Manager and now Cozad Operations Manager for our HIP manufacturing facility in Nebraska.

REMUNERATION OF DIRECTORS AND OFFICERS

Remuneration

The following table sets forth the remuneration of each officer of the Company.

Name	Year	Salary ($)	Bonus ($)	Total ($)
Michael J. Guthrie – President, Chief	2013	90,000	60,000	150,000
Executive Officer, Treasurer	2012	90,000	81,510	171,510
Vern D. Kornelsen – Secretary, Chief	2013	50,000	-	50,000
Financial Officer	2012	50,000	-	50,000

No options were awarded and no other compensation was paid to any officer of the Company in 2013 and 2012. No directors' fees were paid to directors in 2013 and 2012.

Employment Contracts and Termination of Employment Arrangements

We have no employment contracts in place with any Named Executive Officer, nor do we have any equity-incentive plans covering such Named Executive Officers. We have no compensatory plan or arrangement with respect to any Named Executive Officer where such plan or arrangement will result in payments to such Named Executive Officer upon or following his resignation, or other termination of employment with the Company and its subsidiaries, or as a result of a change in control of the Company or a change in the Named Executive Officers' responsibilities following a change in control.

Our board of directors approved the contribution of 10% of pre-bonus, pre-tax profits to a bonus pool in 2012, which was paid out to our staff and executive officers, excluding our Chief Financial Officer, Vern D. Kornelsen. The allocation of such payments was made at the discretion of the President with approval by the board of directors. No contribution to a bonus pool was made in 2013.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards at December 31, 2013 except for options held by Mr. Guthrie. We made no individual grants of stock options to our Named Executive Officers during the years ended December 31, 2013 and 2012.

Long Term Incentive Plans; Awards in Last Fiscal Year

We made no awards under any long-term incentive plan to our Named Executive Officers during the fiscal years ended December 31, 2013 and December 31, 2012.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Security Ownership of Management

The following table sets forth information regarding our common stock owned as of the close of business on August 21, 2014 by all executive officers and directors, as a group, who beneficially own our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
Donald E. Siecke c/o Colorado Biolabs, Inc. 4289 Commerce Dr., Frederick, CO 80504	9,532,097 (2)	18.0%
Larry M. Day c/o Colorado Biolabs, Inc. 4289 Commerce Dr., Frederick, CO 80504	9,247,589 (3)	17.5%
Vern D. Kornelsen c/o Colorado Biolabs, Inc. 4289 Commerce Dr., Frederick, CO 80504	11,917,482 (4)	22.6%
Wagner J. Schorr, M.D. c/o Colorado Biolabs, Inc. 4289 Commerce Dr., Frederick, CO 80504	2,963,374 (5)	5.6%
Frederick M. Haynes c/o Colorado Biolabs, Inc. 4289 Commerce Dr., Frederick, CO 80504	-0- (6)	0%
Michael J. Guthrie c/o Colorado Biolabs, Inc. 4289 Commerce Dr., Frederick, CO 80504	2,000,000 (7)	3.7%
All executive officers and directors as a group, including those named above (6 persons)	35,660,542	65.0%

(1) Percentage of beneficial ownership of our common stock is based on 52,865,582 shares of common stock outstanding as of the date of this Offering Circular. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

(2) Of the 9,532,097 shares of common stock: (i) 4,729,052 shares are held of record by Donald Siecke; (ii) 1,359,292 shares are held of record by Siecke Education Fund of which Donald Siecke has sole voting and dispositive power; (iii) 2,086,273

shares are held of record by Siecke-Fruhling Investment Co. of which Donald Siecke has sole voting and dispositive power; and (iv) 1,357,480 are held of record by Now Generation LLC of which Donald Siecke has sole voting and dispositive power.

(3) Of the 9,247,589 shares of common stock: (i) 464,371 shares are held of record by Larry Day; (ii) 698,927 shares are held of record by the Day Family Partnership of which Larry Day has sole voting and dispositive power; (iii) 8,084,291 shares are held of record by Day Family Living Trust of which Larry Day has sole voting and dispositive power.

(4) Of the 11,917,482 shares of common stock: (i) 2,928,231 shares are held of record by Vern Kornelsen; (ii) 71,816 shares are held of record by M. Elaine Kornelsen who is the wife of Vern Kornelsen; and 8,917,435 shares are held of record by CMED Partners LLLP of which Vern Kornelsen has sole voting and dispositive power.

(5) Of the 2,963,374 shares of common stock: (i) 1,129,965 shares are held of record by Wagner Schorr; and (ii) 1,833,409 shares are held of record by Schorr, Wagner/Haws & Co. of which Wagner Schorr has sole voting and dispositive power.

(6) Mr. Haynes does not own any shares directly. However, CMED Partners LLLP holds 3,592,255 shares on his behalf in his capacity as a limited partner.

(7) This figure consists of 2,000,000 stock options exercisable into 2,000,000 shares of common stock at a per share price of $0.05.

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding our common stock owned as of the close of business on August 21, 2014 by each person who is known by us to own beneficially more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Fred Y. H. Lui, M.D 1750 El Camino Real Burlingame, CA 94010.	6,185,732	11.7%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We do not have a specific policy or procedure for the review, approval, or ratification of any transaction involving related persons. We historically have sought and obtained funding from officers, directors, and family members as these categories of persons are familiar with our management and often provide better terms and conditions than we can obtain from unassociated sources. Also, we are so small that having specific policies or procedures of this type would be unworkable.

We have no employment contracts in place with any Named Executive Officer, nor do we have any equity-incentive plans covering such Named Executive Officers. We have no compensatory plan or arrangement with respect to any Named Executive Officer where such plan or arrangement will result in payments to such Named Executive Officer upon or following his resignation, or other termination of employment with the Company and its subsidiaries, or as a result of a change in control of the Company or a change in the Named Executive Officers' responsibilities following a change in control.

Our board of directors approved the contribution of 10% of pre-bonus, pre-tax profits to a bonus pool in 2012, which was paid out to our staff and executive officers, excluding our Chief Financial Officer, Vern D. Kornelsen. The allocation of such payments was made at the discretion of the President with approval by the board of directors. No contribution to a bonus pool was made in 2013.

SECURITIES BEING OFFERED

Our articles of incorporation provide that we are authorized to issue one class of equity securities comprised of 250,000,000 shares of common stock, no par value. We are also authorized to issue rights, warrants, and options to purchase any class of equity securities.

Common Stock

This offering pertains only to our common stock. Pursuant to the terms of our articles of incorporation, our common stock may be issued from time to time without any action by the stockholders for such consideration as may be fixed from time to time by the Board of Directors, and shares so issued, the full consideration for which has been paid or delivered, shall be deemed the full paid up stock, and the holder of such shares shall not be liable for any further payment thereof. Shares of common stock are not redeemable, do not have any conversion or preemptive rights, and are not subject to further calls or assessments by the Company once fully paid and shall not be subject to assessment to pay the debts of the Company. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors.

Holders of common stock will be entitled to share pro rata in such dividends and other distributions as may be declared from time to time by the Board of Directors out of funds legally available therefore, subject to any prior rights accruing to any holders of preferred stock of the Company. Upon liquidation or dissolution of, or any distribution of the assets of, the Company, holders of shares of common stock will be entitled to share proportionally in all assets available for distribution to such holders.

MISCELLANEOUS FACTORS

Management is not aware of any other material factors which should be disclosed to ensure this filing is complete and not misleading.

FINANCIAL STATEMENTS

COLORADO BIOLABS, INC.

FINANCIAL STATEMENTS

June 30, 2014

(UNAUDITED)

COLORADO BIOLABS, INC.
Condensed Balance Sheets (Unaudited)

ASSETS

		June 30, 2014		December 31, 2013
CURRENT ASSETS:				
Cash	$	357,453	$	554,114
Accounts receivable, net		347,702		90,080
Inventories, net		436,606		702,186
Income taxes receivable		-		107,708
Deferred taxes		260,704		110,932
Prepaid expenses and other		43,012		38,614
Total current assets		1,445,477		1,603,634
PROPERTY AND EQUIPMENT, at cost:				
Land		135,008		135,008
Building		866,863		866,863
Production and lab equipment		725,663		722,923
Vehicles		53,119		53,119
Office equipment		17,881		17,881
Sales and marketing equipment		5,342		5,342
Less accumulated depreciation		(905,801)		(842,746)
Total property and equipment, net		898,075		958,390
OTHER ASSETS:				
Deferred taxes, long term		11,797		10,752
Patents, net		4,745		4,913
Trademarks		4,271		4,271
Deposits and other		5,985		7,070
Total other assets		26,798		27,006
Total assets	$	2,370,350	$	2,589,030

LIABILITIES AND STOCKHOLDERS' EQUITY

		June 30, 2014		December 31, 2013
CURRENT LIABILITIES:				
Accounts payable	$	69,975	$	74,351
Notes payable, portion due in one year		34,596		30,121
Accrued expenses		63,263		77,014
Total current liabilities		167,834		181,486
NOTES PAYABLE, portion due after one year		681,331		701,656
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY:				
Common stock, no par value; 250,000,000 shares authorized, 52,865,582 shares outstanding		3,068,797		3,068,797
Accumulated deficit		(1,547,612)		(1,362,909)
Total stockholders' equity		1,521,185		1,705,888
Total liabilities and stockholders' equity	$	2,370,350	$	2,589,030

COLORADO BIOLABS, INC.
Condensed Statements of Income (Unaudited)

	Three Months Ended June 30,	
	2014	2013
REVENUES:		
Product sales	$ 621,586	$ 734,640
Royalties	66,132	123,671
Total	687,718	858,311
COST OF SALES	309,541	574,047
GROSS PROFIT	378,177	284,264
OPERATING EXPENSES:		
Research and development	30,783	6,000
Sales and marketing	157,657	201,718
General and administrative	120,631	133,524
Total	309,071	341,242
OPERATING PROFIT (LOSS)	69,106	(56,978)
OTHER INCOME:		
Interest income and other	218	209
Interest expense	(12,482)	(11,610)
Loan guaranty fees paid to directors	(3,492)	(3,306)
Amortization of loan fees	(559)	(149)
Total	(16,315)	(14,856)
NET PROFIT (LOSS) BEFORE PROVISION FOR TAXES	52,791	(71,834)
PROVISION FOR FEDERAL AND STATE INCOME TAXES	77,155	28,015
NET INCOME (LOSS)	$ 129,946	$ (43,819)
NET INCOME (LOSS) PER SHARE, BASIC	$ .002	$ (.001)
NET INCOME (LOSS) PER SHARE, DILUTED	$ .002	$ (.001)
WEIGHTED AVERAGE SHARES, BASIC	52,865,582	52,825,582
WEIGHTED AVERAGE SHARES, DILUTED	52,865,582	52,825,582

COLORADO BIOLABS, INC.

Condensed Statements of Cash Flows (Unaudited)

	Six Months Ended June 30,	
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (184,703)	$ (223,150)
Adjustments to reconcile net income to net cash provided by operating activities-		
Depreciation and patent amortization	63,223	77,184
Deferred taxes	(150,817)	(121,719)
Changes in operating assets and liabilities-		
Accounts receivable	(257,622)	(157,789)
Inventories	265,580	221,401
Income taxes receivable	107,708	20,481
Prepaid expenses and other	(4,398)	(43,866)
Deposits and other	1,085	-
Accounts payable	(4,376)	(36,848)
Accrued expenses	(13,751)	(86,121)
Net cash provided from (used in) operating activities	(178,071)	(350,427)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(2,740)	(15,866)
Net cash (used in) investing activities	(2,740)	(15,866)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Paydown of notes payable	(15,850)	(15,051)
Net cash provided from financing activities	(15,850)	(15,051)
NET (DECREASE) IN CASH	(196,661)	(381,344)
CASH, BEGINNING OF PERIOD	554,114	825,070
CASH, END OF PERIOD	$ 357,453	$ 443,726
SUPPLEMENTAL INFORMATION:		
Cash paid for interest	$ 20,541	$ 24,939
Cash paid for income tax	$ -	$ -

COLORADO BIOLABS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Colorado Biolabs, Inc. (the "Company" or "CBL") was incorporated in Colorado on January 16, 1997, to develop, manufacture, and sell medical foods and dietary supplements. We have concentrated our efforts on developing Proferrin®, a Heme-Iron-Polypeptide, to which we obtained exclusive rights for the use of a patent (originally granted in 1983 and which has now expired), as well as manufacturing and selling rights in the European Union, Australia, and North and South America, from ASAHI Chemical Industry Company of Tokyo on April 1, 1998 (subsequently transferred to Japan Tobacco Company). The Agreement gave us the right until April 1, 1999 to evaluate the technology covered by a United States patent held by ASAHI. Pursuant to the Agreement, we exercised our option on the 5 year exclusive license to manufacture and sell Proferrin® in certain countries, and subsequently negotiated and received the right to extend the license for two additional 5 year periods. We elected not to extend the license agreement and it has expired in accordance with its terms. We have improved on the process originally obtained as a result of the above transaction, and believe that our current process is proprietary to us.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by us, without audit, and reflect normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results of the second quarter of 2014. These financial statements do not include all disclosures associated with annual financial statements and, accordingly, should be read in conjunction with footnotes contained in our financial statements for the year ended December 31, 2013.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expense during the reporting period. Actual results could differ from those estimates.

Inventories. Inventories are stated at the lower of cost (first-in, first-out basis) or market. We reduce inventory for estimated obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. At June 30, 2014 and December 31, 2013, inventories consisted of the following:

	2014	2013
Raw materials	$ 5,442	$ 3,007
Work-in process	321,204	470,182
Finished goods	120,560	239,597
Total gross inventories	447,206	712,786
Less reserve for obsolescence	(10,600)	(10,600)
Total gross inventories	$ 436,606	$ 702,186

Income Taxes. We account for income taxes under the provisions of Accounting Standards Codification Topic 740, "Accounting for Income Taxes" ("ASC 740"). We have determined an estimated annual effective tax rate. The rate will be revised, if necessary, as of the end of each successive interim period during our fiscal year to our best current estimate.

The estimated annual effective tax rate is applied to the year-to-date ordinary income (or loss) at the end of the interim period.

ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Revenue Recognition. Revenue from product sales is recorded when we ship the product and title has passed to the customer, provided that we have evidence of a customer arrangement and can conclude that collection is probable. The prices at which we sell our products are fixed and determinable at the time we accept a customer's order. We recognize revenue from sales to stocking distributors when there is no right of return, other than for normal warranty claims, and generally have no ongoing obligations related to product sales, except for normal warranty.

Service and extended warranty contracts are booked as sales over their life on a straight-line basis. Supplies are recognized as sales when they are shipped. Training revenues are recognized at the time the training occurs. We have discontinued arranging for customer financing and leasing through unrelated third parties and instead are providing for customer financing and leasing ourselves. We recognize revenue as collections are received. Occasionally, we rent used breathalyzers to customers, and in those cases, we recognize the revenues as they are earned over the life of the contract.

Royalty income is recognized in accordance with agreed upon terms, when performance obligations are satisfied, the amount is fixed or determinable and collectability is reasonably assured.

Deferred Revenue. Deferred revenues arise from service contracts, from extended warranty contracts, and from customer leases. Those revenues are recognized on a straight-line basis over the life of the contract, which generally are written for one year. However, there are occasions when they are written for longer terms up to four years. In those cases, the revenues from that portion of the contract that extend beyond one year are shown in our balance sheet as long term. Deferred revenues also result from progress payments received on development contracts; those revenues are recognized when the contract is complete. All development contracts are for less than one year and all deferred revenues from this source are shown in our balance sheet as short term.

Fair Value of Financial Instruments. Our financial instruments consist of cash and cash equivalents, short-term trade receivables, note receivable and payables. The carrying values of cash and cash equivalents, short-term receivables and payables approximate their fair value due to their short term maturities.

Recent Accounting Pronouncements. We have reviewed all recently issued, but not yet effective, accounting pronouncements. The Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09 (Revenue from Contracts with Customers) which is effective for annual reporting periods beginning after December 15, 2016. We have not yet assessed the impact, if any, of adopting this standard.

3. BASIC AND DILUTED INCOME PER COMMON SHARE

We report both basic and diluted net income (loss) per share. Basic net income or loss per common share is computed by dividing net income or loss for the period by the weighted average number of common shares outstanding for the period. Diluted net income or loss per common share is computed by dividing the net income or loss for the period by the weighted average number of common and potential common shares outstanding during the period if the effect of the potential common shares is dilutive. The shares used in the calculation of dilutive potential common shares exclude options to purchase shares where the exercise price was greater than the average market price of common shares for the period.

The following table presents the calculation of basic and diluted net income (loss) per share:

Three Months Ended June 30,	**2014**	**2013**
Net income (loss)	$ 129,946	$ (43,819)
Weighted average shares-basic	52,865,582	52,825,582
Effect of dilutive potential common shares	-	-
Weighted average shares-diluted	52,865,582	52,825,582
Net income (loss) per share-basic	$ .002	$ (.001)
Net income (loss) per share-diluted	$ .002	$ (.001)
Antidilutive employee stock options	-	-

Six Months Ended June 30,	**2014**	**2013**
Net (loss)	$ (184,703)	$ (223,150)
Weighted average shares-basic	52,865,582	52,825,582
Effect of dilutive potential common shares	-	-
Weighted average shares-diluted	52,865,582	52,825,582
Net (loss) per share-basic	$ (.003)	$ (.004)
Net (loss) per share-diluted	$ .003)	$ (.004)
Antidilutive employee stock options	-	-

4. STOCKHOLDERS' EQUITY

The following table summarizes information about employee stock options outstanding and exercisable at June 30, 2014:

	STOCK OPTIONS OUTSTANDING			**STOCK OPTIONS EXERCISABLE**	
Range of Exercise Prices	**Number Outstanding**	**Weighted-Average Remaining Contractual Life (in Years)**	**Weighted-Average Exercise Price per Share**	**Number Exercisable**	**Weighted-Average Exercise Price per Share**
$0.05	2,000,000	1.0	$0.05	2,000,000	$0.05

Of the 2,000,000 options exercisable as of June 30, 2014, all are incentive stock options. The exercise price of all options granted through June 30, 2014 has been equal to or greater than the fair market value.

5. RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2014 and June 30, 2013, we paid $952 and $916 respectively, to a company of which one of our directors is an officer, for maintenance of our mechanical systems.

During the six months ended June 30, 2014 and June 30, 2013, we paid $20,035 and $24,253 respectively, to a bank of which one of our directors is an officer, for interest.

During the six months ended June 30, 2014 and June 30, 2013, we paid $7,024 and $6,637 respectively, to three directors for guaranteeing the above loans.

6. INCOME TAXES

Our income tax provision is summarized below.

Three Months Ended June 30,	2014	2013
Current:		
Federal	$ 16,751	$ -
State	2,711	-
Total current	19,462	-
Refunds from amending prior years:		
Federal	(97,648)	-
State	-	-
Total refunds	(97,648)	-
Deferred:		
Federal	745	(23,729)
State	286	(4,286)
Total Deferred	1,031	(28,015)
Total	$(77,155)	$(28,015)

Six Months Ended June 30,	2014	2013
Current:		
Federal	$ -	$ -
State	-	-
Total current	-	-
Refunds from amending prior years:		
Federal	(97,648)	-
State	-	-
Total refunds	(97,648)	-
Deferred:		
Federal	(129,582)	(104,126)
State	(21,235	(17,593)
Total Deferred	(150,817)	(121,719)
Total	$(248,465)	$(121,719)

7. SUBSEQUENT EVENTS

We evaluated all of our activity and concluded that no subsequent events have occurred that would require recognition in our financial statements or disclosure in the notes to our financial statements.

FINANCIAL STATEMENTS

COLORADO BIOLABS, INC.

FINANCIAL STATEMENTS

December 31, 2013

(UNAUDITED)

COLORADO BIOLABS, INC.
Balance Sheets (Unaudited)
December 31, 2013 and 2012

ASSETS

		2013		2012
CURRENT ASSETS:				
Cash	$	554,114	$	825,070
Accounts receivable, net		90,080		221,607
Inventories, net		702,186		758,713
Income taxes receivable		107,708		128,234
Deferred taxes		110,932		13,532
Prepaid expenses and other		38,614		6,417
Total current assets		1,603,634		1,953,573
PROPERTY AND EQUIPMENT, at cost:				
Land		135,008		135,008
Building		866,863		866,863
Production and lab equipment		722,923		698,314
Vehicles		53,119		53,119
Office equipment		17,881		17,881
Sales and marketing equipment		5,342		2,546
Less accumulated depreciation		(842,746)		(687,562)
Total property and equipment, net		958,390		1,086,169
OTHER ASSETS:				
Deferred taxes, long term		10,752		-
Patents, net		4,913		5,249
Trademarks		4,271		3,789
Deposits and other		7,070		22,493
Total other assets		27,006		31,531
Total assets	$	2,589,030	$	3,071,273

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:				
Accounts payable	$	74,351	$	91,693
Notes payable, portion due in one year		30,121		33,145
Accrued expenses		77,014		156,856
Total current liabilities		181,486		281,694
NOTES PAYABLE, portion due after one year		701,656		670,953
STOCKHOLDERS' EQUITY:				
Common stock, no par value; 250,000,000 shares authorized, 52,865,582 shares outstanding (52,825,582 at December 31, 2012)		3,068,797		3,048,797
Accumulated (deficit)		(1,362,909)		(930,171)
Total stockholders' equity		1,705,888		2,118,626
Total liabilities and stockholders' equity	$	2,589,030	$	3,071,273

COLORADO BIOLABS, INC.
Statements of Income (Loss) (Unaudited)
Years Ended December 31, 2013 and 2012

	2013	2012
REVENUES:		
Sales of products	$ 2,130,733	$ 1,666,339
Sales of products to Meda Pharmaceutical	-	1,436,060
Royalties	384,826	663,281
Total	2,515,559	3,765,680
COST OF SALES	1,813,264	2,351,653
GROSS PROFIT	702,295	1,414,027
OPERATING EXPENSES:		
Research & development	30,372	1,600
Sales and marketing	725,183	307,941
General and administrative	429,271	581,852
Total	1,184,826	891,393
OPERATING INCOME (LOSS)	(482,531)	522,634
OTHER INCOME (EXPENSE):		
Interest income and patronage dividends	1,320	2,598
Interest expense and guarantors' fees	(72,094)	(63,761)
Total other income (expense)	(70,774)	(61,163)
NET INCOME (LOSS) BEFORE PROVISION FOR TAXES	(553,305)	461,471
PROVISION FOR FEDERAL AND STATE INCOME TAXES	(120,567)	174,885
NET INCOME (LOSS)	$ (432,738)	$ 286,586
NET INCOME (LOSS) PER SHARE, BASIC	$ (0.008)	$ 0.005
NET INCOME (LOSS) PER SHARE, DILUTED	$ (0.008)	$ 0.005
WEIGHTED AVERAGE SHARES, BASIC	52,827,555	52,825,582
WEIGHTED AVERAGE SHARES, DILUTED	52,827,555	52,825,582

COLORADO BIOLABS, INC.
Statement of Stockholders' Equity (Unaudited)
December 31, 2013 and 2012

	Common Stock			Accumulated	
	Shares	Amount		(Deficit)	Total
BALANCES, DECEMBER 31, 2011	52,825,582	3,048,797	$	(1,216,757)	1,832,040
Net income	-	-		286,586	286,586
BALANCES, DECEMBER 31, 2012	52,825,582	3,048,797	$	(930,171)	2,118,626
Issuance of stock for services	40,000	20,000		-	20,000
Net loss	-	-		(432,738)	(432,738)
BALANCES, DECEMBER 31, 2013	52,865,582	3,068,797	$	(1,362,909)	1,705,888

COLORADO BIOLABS, INC.
Statements of Cash Flows (Unaudited)
For the Years Ended December 31, 2013 and 2012

		2013		2012
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	$	(432,738)	$	286,586
Adjustments to reconcile net loss to net cash used in operating activities-				
Depreciation and patent amortization		155,520		205,248
Deferred taxes		(108,152)		40,261
Changes in operating assets and liabilities-				
Accounts receivable		131,527		61,380
Inventories		56,527		(34,872)
Income tax receivable		20,526		(124,235)
Prepaid expenses and other		(32,197)		49,544
Deposits and other		14,941		(922)
Accounts payable and accrued expenses		(97,184)		(30,709)
Notes payable, portion due in 1 year		(3,024)		(36,802)
Customer's deposit		-		(21,623)
Net cash provided from (used in) operating activities		(294,254)		393,856
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchases of land, building and equipment		(27,405)		(65,906)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in notes payable due after one year		30,703		(52,780)
Issuance of stock for services		20,000		-
Net cash provided from financing activities		50,703		(52,780)
NET INCREASE (DECREASE) IN CASH		(270,956)		275,170
CASH, BEGINNING OF PERIOD		825,070		549,900
CASH, END OF PERIOD	$	554,114	$	825,070

COLORADO BIOLABS, INC.
Notes to Financial Statements (Unaudited)
December 31, 2013 and 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Colorado Biolabs, Inc. (the "Company" or "CBL") was incorporated in Colorado on January 16, 1997, to develop, manufacture, and sell medical foods and dietary supplements. We have concentrated our efforts on developing Proferrin®, a Heme-Iron-Polypeptide, to which we obtained exclusive rights for the use of a patent (originally granted in 1983 and which has now expired), as well as manufacturing and selling rights in the European Union, Australia, and North and South America, from ASAHI Chemical Industry Company of Tokyo on April 1, 1998 (subsequently transferred to Japan Tobacco Company). The Agreement gave us the right until April 1, 1999 to evaluate the technology covered by a United States patent held by ASAHI. Pursuant to the Agreement, we exercised our option on the 5 year exclusive license to manufacture and sell Proferrin® in certain countries, and subsequently negotiated and received the right to extend the license for two additional 5 year periods. We elected not to extend the license agreement and it has expired in accordance with its terms. We have improved on the process originally obtained as a result of the above transaction, and believe that our current process is proprietary to us.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of reporting cash flows, we consider all cash and highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2013 and 2012.

Fair Value of Financial Instruments. Our financial instruments consist of cash and cash equivalents, short-term trade receivables and payables, and notes payable. The carrying values of cash and cash equivalents, short-term receivables and payables, and notes payable approximate their fair value due to their short term maturities.

Concentration of Credit Risk. Financial instruments with significant credit risk include cash and accounts receivable.

The amount of cash on deposit with one financial institution exceeded the $250,000 federally insured limit at December 31, 2013 by $216,255. However, we believe that the financial institution is financially sound and the risk of loss is minimal.

We have no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. We maintain the majority of our cash balances with two financial institutions in the form of demand deposits.

Accounts receivable are typically unsecured and are derived from transactions with and from entities primarily located in the United States and Canada. Accordingly, we may be exposed to credit risks generally associated with the medical food industry. Our credit policy calls for payment in accordance with prevailing industry standards, generally 30 days, except that we require advance payments of 33% on orders from our Canadian distributor with standard 30 day terms on the balance. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. A summary of the activity in our allowance for doubtful accounts is as follows:

Years Ended December 31	2013	2012
Balance, beginning of year	$ 12,500	$ 5,000
Provision for estimated losses	27,000	7,500
Write-off of uncollectible accounts	(13,500)	-
Balance, end of year	$ 26,000	$ 12,500

The net accounts receivable balance at December 31, 2013 of $90,080 included an account from one customer of 33%, 26% from a second customer, and no more than 23% from any one other customer. The net accounts receivable balance at December 31, 2012 of $221,607 included an account from one customer of 54%, 20% from a second customer, and no more than 12% from any one other customer.

Inventories. Inventories are stated at the lower of cost (first-in, first-out basis) or market. We reduce inventory for estimated obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. At December 31, 2013 and 2012, inventories consisted of the following:

	2013	2012
Raw materials	$ 3,007	$ 2,983
Work-in process	470,182	642,077
Finished goods	239,597	124,253
Total gross inventories	712,786	769,313
Less reserve for obsolescence	(10,600)	(10,600)
Total net inventories	$702,186	$ 758,713

A summary of the activity in our inventory reserve for obsolescence is as follows:

Years Ended December 31	2013	2012
Balance, beginning of year	$ 10,600	$ 10,600
Provision for estimated obsolescence	-	-
Write-off of obsolete inventory	-	-
Balance, end of year	$ 10,600	$ 10,600

Property and Equipment. Property and equipment are stated at cost, with depreciation computed over the estimated useful lives of the assets, generally three to fifteen years, except for the building which is 39 years. We utilize the straight-line method of depreciation for the building, and the double-declining method of depreciation for property and equipment due to the expected usage of the property and equipment over time. This method is expected to continue throughout the life of the assets. Maintenance and repairs are expensed as incurred and major additions, replacements and improvements are capitalized. Depreciation expense for the years ended December 31, 2013 and 2012 was $155,184 and $204,912 respectively.

Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A long-lived asset is considered impaired when estimated future cash flows related to the asset, undiscounted and without interest, are insufficient to recover the carrying amount of the asset. If deemed impaired, the long-lived asset is reduced to its estimated fair value. Long-lived assets to be disposed of are reported at the lower of their carrying amount or estimated fair value less cost to sell. No impairments were recorded for the years ended December 31, 2013 and 2012.

Patents. The costs of applying for patents are capitalized and amortized on a straight-line basis over the lesser of the patent's economic or legal life (20 years in the United States, except design patents which are 14 years). Amortization expense for the years ended December 31, 2013 and 2012 was $336 and $336 respectively. Capitalized costs are expensed if patents are not granted. We review the carrying value of our patents periodically to determine whether the patents have continuing value and such reviews could result in the conclusion that the recorded amounts have been impaired. A summary of our patents at December 31, 2013 and 2012 is as follows:

	2013	2012
Patents issued	$ 6,711	$ 6,711
Accumulated amortization	(1,798)	(1,462)
Total net patents	$ 4,913	$ 5,249

Accrued Expenses. We have accrued various expenses in our December 31 balance sheets, as follows:

	2013	2012
Compensation	$ 42,126	$ 113,667
Property, payroll and other taxes	29,846	40,524
Interest	5,042	2,665
Total accrued expenses	$ 77,014	$ 156,856

Product Warranty Reserve. We provide for the estimated cost of product warranties at the time sales are recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is based upon historical experience and will be affected by product failure rates and material usage incurred in correcting a product failure. Should actual product failure rates or material usage costs differ from our estimates, revisions to the estimated warranty liability would be required. At December 31, 2013 and 2012 warranty reserves were zero as returns were considered immaterial.

Income Taxes. We account for income taxes under the provisions of Accounting Standards Codification Topic 740, "Accounting for Income Taxes" ("ASC 740"). ASC 740 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities. ASC 740 also requires recognition of deferred tax assets for the expected future tax effects of all deductible temporary differences, loss carryforwards and tax credit carryforwards. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not based on current circumstances, are not expected to be realized. During 2012 we used our tax loss carryforwards to reduce our federal taxable income. At December 31, 2012, we had no remaining tax loss carryforwards available for use in future years.

We incurred a tax loss of $535,346 in 2013, of which $293,328 has been carried back and of which the balance of $242,018 can be carried forward 20 years for federal tax purposes. Our 2013 Colorado tax loss of $450,690 can be carried forward 20 years, subject to an annual limitation of $250,000. Our 2013 Nebraska tax loss of $84,573 can be carried forward 5 years.

Our 2013 provision for income taxes represents a reduction of $120,567 of our net loss before the provision for taxes due to the estimated increase in deferred taxes in our balance sheet, which represents a future charge against income. The estimated tax provision in 2012 was $174,885.

We will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition. Revenue from product sales is recorded when we ship the product and title has passed to the customer, provided that we have evidence of a customer arrangement and can conclude that collection is probable. Our shipping policy is FOB Shipping Point. We recognize revenue from sales to stocking distributors when there is no right of return, other than for normal warranty claims. We have no ongoing obligations related to product sales, except for normal warranty.

Rent Expense. We recognize rent expense on a straight-line basis over the reasonably assured lease term as defined in ASC Topic 840, Leases ("ASC 840").

Research and Development Expenses. We expense research and development costs for products and processes as incurred.

Stock-Based Compensation. Stock-based compensation is presented in accordance with the guidance of ASC Topic 718, Compensation – Stock Compensation ("ASC 718"). Under the provisions of ASC 718, companies are required to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our statements of income.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

We had stock based compensation of $0 in 2013 and $0 in 2012.

Segment Reporting. We have concluded that we have one operating segment.

Basic and Diluted Income and Loss per Common Share. Net income or loss per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Under the provisions of ASC Topic 260, basic net income or loss per common share is computed by dividing net income or loss for the period by the weighted average number of common shares outstanding for the period. Diluted net income or loss per share is computed by dividing the net income or loss for the period by the weighted average number of common and potential common shares outstanding during the period if the effect of the potential common shares is dilutive.

Recent Accounting Pronouncements. In June 2009, the Financial Accounting Standards Board ("FASB") approved the FASB Accounting Standards Codification ("the Codification") as the single source of authoritative nongovernmental generally accepted accounting principles ("GAAP"). All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission ("SEC"), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification is effective for interim or annual periods ending after September 15, 2009, and impacts our financial statements as all future references to authoritative accounting literature will be referenced in accordance with the Codification. There have been no changes to the content of the Company's financial statements or disclosures as a result of implementing the Codification.

As a result of our implementation of the Codification during 2009, previous references to new accounting standards and literature are no longer applicable.

In May 2009, the FASB issued ASC 855-10, Subsequent Events. ASC 855-10 provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. ASC 855-10 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of this Statement did not have an impact on our financial position or results of operations. Effective February 24, 2010, the FASB modified its guidance related to subsequent events and the Company has adopted the change. This guidance continues to require entities that file or furnish financial statements with the SEC to evaluate subsequent events through the date the financial statements are issued; however, this guidance removed the requirement for these entities to disclose the date through which events have been evaluated. The adoption of this guidance did not have an effect on the results of operations or financial position of the Company.

We have reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on our financial condition or the results of our operations.

3. STOCKHOLDERS' EQUITY

Stock Option Plan. We adopted our 2007 Stock Option Plan (the "Plan," as summarized below) to promote our and our shareholders' interests by helping us to attract, retain and motivate our key employees and associates. Under the terms of the Plan, the Board of Directors may grant either "nonqualified" or "incentive" stock options, as defined by the Internal Revenue Code and related regulations. The purchase price of the shares subject to a stock option will be the fair market value of our common stock on the date the stock option is granted. Generally, vesting of stock options occurs immediately at the time of the grant of such option and all stock options must be exercised within five years from the date granted. The number of common shares reserved for issuance under the Plan is 7,000,000 shares of common stock, subject to adjustment for dividend, stock split or other relevant changes in our capitalization.

A summary of our stock option activity and related information for each of the fiscal years ended December 31, 2013 and 2012 is as follows:

	STOCK OPTIONS OUTSTANDING	
	Number Outstanding	Weighted-Average Exercise Price per Share
BALANCE AT DECEMBER 31, 2011	2,400,000	$0.05
Granted	-	-
Exercised	-	-
Forfeited/expired	(400,000)	-
BALANCE AT DECEMBER 31, 2012	2,000,000	$0.05
Granted	-	-
Exercised	-	-
Forfeited/expired	-	-
BALANCE AT DECEMBER 31, 2013	2,000,000	$0.05

The following table summarizes information about employee stock options outstanding and exercisable at December 31, 2012:

	STOCK OPTIONS OUTSTANDING			STOCK OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price per Share	Number Exercisable	Weighted Average Exercise Price per Share
$0.05	2,000,000	1.5	.05	2,000,000	$0.05

Of the 2,000,000 options exercisable as of December 31, 2013, 2,000,000 are incentive stock options. The exercise price of all options granted through December 31, 2013 has been equal to or greater than the fair market value, using a composite of peer entities since there were no publicly quoted market values of our common stock on the date of the grant. As of December 31, 2013, options for 5,000,000 shares of our common stock remain available for grant under the Plan.

4. NOTES PAYABLE AND LINE OF CREDIT

Notes payable consist of loans from the following:

	2013	2012
20 year 6.5% 1st mortgage payable to Redstone Bank at $5,310 per month, rewritten in 2013 to 5.75% 1st mortgage payable at $4,997 per month, with full balance due 9/11/18, collateralized by all assets and guaranteed by 3 directors for which they are paid monthly guarantors' fees of 1/12 of 2% of the previous month's unpaid balance	$708,823	$668,905
5 year 5% note payable to First Bank and Trust Company at $1,144 per month, collateralized by assets provided by Dawson County Regional Economic Development Plan	22,954	35,193
Total	$731,777	$704,098
Portion due in one year	$ 30,121	$ 33,145
Portion due after one year	701,656	670,953
Total	$731,777	$704,098

We entered into a credit facility agreement with Redstone Bank in October, 2013. The terms of the credit facility, which matures on October 11, 2014, include a line of credit for $250,000 at an interest rate calculated at the prime rate plus 2% subject to a floor rate of 6%. Our borrowing under the credit facility is limited to 80% of the value of our Frederick, Colorado real estate less the combined loans outstanding at the time of borrowing. At December 31, 2013, we had not borrowed funds from the credit facility. We had $250,000 available to borrow at December 31, 2013. The credit facility is secured by all of our assets, and is guaranteed by 3 directors for which they are paid monthly guarantors' fees of 1/12 of 2% of the previous month's unpaid balance.

5. RELATED PARTY TRANSACTIONS

During 2013 and 2012, we paid $4,604 and $2,680 respectively to a company of which one of our directors is an officer for maintenance of our mechanical systems.

In 2013 we paid $13,533 and in 2012 we paid $13,570 to 3 directors for personally guaranteeing our first mortgage owed to a bank.

In 2013 we paid $45,478 and in 2012 we paid $45,183 for interest to a bank of which one of our directors is an officer and a director.

6. COMMITMENTS AND CONTINGENCIES

We currently lease from Cozad Development Corporation our 5,400 square foot building in Cozad, Nebraska under a lease agreement dated May 1, 2000 and extended from time to time, most recently until December 31, 2013. Our lease provides for an option to purchase the land and building at the landlord's original cost less credit for five years of lease payments, or a net purchase price of $151,770. Our monthly rent is $2,505, and since the lease was originally made based on the number of jobs provided to the community by us, we expect the yearly renewals to continue for the foreseeable future.

We also rent additional office and storage space pursuant to short-term verbal or written arrangements, which are not considered material.

Aside from the operating lease commitments, we do not have any material contractual commitments requiring settlement in the future.

We are subject to regulation by the United States Food and Drug Administration ("FDA") so far as our medical food products are concerned, and we are subject to inspections by the FDA to determine our compliance with these regulations. FDA inspections are conducted periodically at the discretion of the FDA. We believe we are in substantial compliance with all known regulations.

7. INCOME TAXES

We account for income taxes under ASC 740, which requires the use of the liability method. ASC 740 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Our income tax provision is summarized below:

Years Ended December 31,	**2013**	**2012**
Current:		
Federal	$ -	$ 108,286
State	-	26,338
Total current	-	134,624
Refunds from amending prior years:		
Federal	(10,613)	-
State	(1,802)	-
Total refunds	(12,415)	-
Deferred:		
Federal	(79,018)	40,338
State	(29,134)	(77)
Total deferred	(108,152)	40,261
Total	$(120,567)	$174,885

The components of the deferred tax assets are as follows:

Years Ended December 31,	**2013**	**2012**
Net operating loss carryover	$ 99,282	$ -
Other	22,402	13,532
Total	$121,684	$13,532

8. LEGAL PROCEEDINGS

We are not involved in any legal proceedings as of the date of these financial statements. We may become involved in litigation in the future in the normal course of business.

9. MAJOR CUSTOMERS

We depend on sales that are generated from our customers' ongoing usage of Proferrin®, as well as royalties derived from sales of heme iron polypeptide by our customer. One customer contributed 68% ($1,443,888) to net sales in 2013 and 61% ($1,625,399) to net sales in 2012. One customer contributed 100% ($384,826) to our royalties in 2013, and 100% ($663,281) in 2012. In making this determination, we considered the federal government, state governments, local governments, and foreign governments each as a single customer.

10. DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLAN

We have adopted a 401(k) Profit Sharing Plan which covers all full-time employees who have completed 3 months of full-time continuous service and are age eighteen or older. Participants may defer up to 100% of their gross pay up to Plan limits. Participants are immediately vested in their contributions. We may make discretionary contributions based on corporate financial results for the year, which was determined to be zero in 2013 and 2012. The participants vest in Company contributions based on years of service, with a participant fully vested after six years of credited service.

11. SUBSEQUENT EVENTS

We evaluated all of our activity and concluded that no subsequent events have occurred that would require recognition in our financial statements or disclosed in the notes to our financial statements.

PART III – EXHIBITS

Item 1. Index to Exhibits

INDEX TO THE EXHIBITS

Exhibit Number	Description
2.1	Articles of Incorporation
2.2	Corporate Bylaws
4	Subscription Agreement
10	Consent of Counsel
11	Opinion Regarding Legality
12	Sales Material

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on August 27, 2014.

COLORADO BIOLABS, INC.
(Issuer)

By: ______________________________
Michael J. Guthrie, Chief Executive Officer
(Principal Executive Officer)

By: ______________________________
Vern D. Kornelsen, Chief Financial Officer
(Principal Accounting Officer)

By: ______________________________
Michael J. Guthrie, Director

By: ______________________________
Vern D. Kornelsen, Director

By: ______________________________
Larry M. Day, Director

By: ______________________________
Donald E. Siecke, Director

By: ______________________________
Frederick M. Haynes, Director

By: ______________________________
Wagner J. Schorr, Director

EXHIBIT 2.1

ARTICLES OF INCORORATION

ARTICLES OF INCORPORATION

971007090 C $50.00
SECRETARY OF STATE
01-16-97 11:29

Corporation Name Western Nutriceuticals, Inc.

Principal Business Address 5303 E. Evans #204, Denver, CO 80222
(Include City, State, Zip)

Cumulative voting shares of stock is authorized. Yes ☐ No ☒

If duration is less than perpetual enter number of years ____________

Preemptive rights are granted to shareholders. Yes ☐ No ☒

Stock information: (If additional space is needed, continue on a separate sheet of paper.)

Stock Class Common Authorized Shares 50,000,000 Par Value None

Stock Class ____________ Authorized Shares ____________ Par Value ____________

The name of the initial registered agent and the address of the registered office is:(If another corporation, use last name space)

Last Name Komelsen First & Middle Name Vem D.

Street Address 4605 Denice Dr., Englewood, CO 80111
(Include City, State, Zip)

The undersigned consents to the appointment as the initial registered agent.

Signature of Registered Agent ____________

These articles are to have a delayed effective date of: ____________.

Incorporators: Names and addresses: (If more than two, continue on a separate sheet of paper.

NAME	ADDRESS
Vem D. Komelsen	4605 Denice Dr., Englewood, CO 80111

Incorporators who are natural persons must be 18 years or more. The undersigned, acting as incorporator(s) of a corporation under the Colorado Business Corporation Act, adopt the above Articles of Incorporation.

Signature ____________ Signature ____________

Agent

COMPUTER UPDATE COMPLETE
CRW

Revised 7/95

DLM

FILING FEE: $25.00
MUST SUBMIT TWO COPIES

DPC-19971007090

SECRETARY OF STATE
07-14-97 13:44:59

Please include a typed self-addressed envelope

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION

Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

Each ten shares of the Corporation's Common Stock, no par value, issued at July 1, 1997 shall be automatically changed and reclassified without further action into one fully paid and nonassessable share, no par value, of the Corporation's Common Stock.

FIRST: The name of the corporation is Western Nutriceuticals, Inc.

SECOND: The following amendment to the Articles of Incorporation was adopted on July 1 19 97, as prescribed by the Colorado Business Corporation Act, in the manner marked with an X below:

_____ No shares have been issued or Directors Elected - Action by Incorporators

_____ No shares have been issued but Directors Elected - Action by Directors

_____ Such amendment was adopted by the board of directors where shares have been issued and shareholder action was not required.

__X__ Such amendment was adopted by a vote of the shareholders. The number of shares voted for the amendment was sufficient for approval.

THIRD: If changing corporate name, the new name of the corporation is ____________

FOURTH: The manner, if not set forth in such amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the amendment shall be effected, is as follows:

If these amendments are to have a delayed effective date, please list that date: ____________
(Not to exceed ninety (90) days from the date of filing)

WESTERN NUTRICEUTICALS, INC.

Signature ____________
Title Secretary

COMP. CH'D. BJS

Revised 7/95

MUST BE TYPED Fax (303) 894-2242
FILING FEE: $25.00
MUST SUBMIT TWO COPIES

DPC - 19971007090

VICTORIA BUCKLEY
COLORADO SECRETARY OF STATE

19981088910 C
$ 25.00
SECRETARY OF STATE
05-13-1998 09:07:17

Please include a typed self-addressed envelope

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION

Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST: The name of the corporation is Western Nutriceuticals, Inc. rCGS

SECOND: The following amendment to the Articles of Incorporation was adopted on May 13 1998, as prescribed by the Colorado Business Corporation Act, in the manner marked with an X below:

______ No shares have been issued or Directors Elected - Action by Incorporators

______ No shares have been issued but Directors Elected - Action by Directors

______ Such amendment was adopted by the board of directors where shares have been issued and shareholder action was not required.

X Such amendment was adopted by a vote of the shareholders. The number of shares voted for the amendment was sufficient for approval.

THIRD: If changing corporate name, the new name of the corporation is Colorado Biolabs, Inc.

FOURTH: The manner, if not set forth in such amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the amendment shall be effected, is as follows:

Existing certificates are automatically converted; no further action is required.

If these amendments are to have a delayed effective date, please list that date: ______
(Not to exceed ninety (90) days from the date of filing)

Signature [signature]
Title Secretary

COMPUTER UPDATE COMPLETE
BE

RM

Revised 7/95

EXHIBIT 2.2

CORPORATE BYLAWS

WESTERN NUTRICEUTICALS, INC.

BY-LAWS

ARTICLE I. - Offices

The principal offices of the corporation shall initially be at 5303 E. Evans #204, Denver, Colorado 80222, but the board of directors, in its discretion, may keep and maintain offices wherever the business of the corporation may require.

ARTICLE II. - Meeting of Shareholders

1. Time and Place: Any meeting of the shareholders, other than the annual meeting, may be held at such time and place, within or outside of the State of Colorado, as may be fixed by the board of directors or as shall be specified in the notice of the meeting or waiver of notice of the meeting.

2. Annual Meeting: The annual meeting of the shareholders shall be held at the offices of the corporation at such date as the board of directors may determine.

3. Special Meetings: Special meetings of the shareholders, for any purpose or purposes, may be called by the president, the secretary, the board of directors, or the holders of not less than one tenth of all of the shares entitled to vote at the meeting.

4. Record Date: For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may fix in advance a date as the record date for any such determination of shareholders. The record date may not be fixed more than fifty and, in the case of a meeting of the shareholders, not less than ten days before the date of the proposed action, except when it is proposed that the authorized shares be increased, in which case the record date shall be set not less than thirty days before the date of such action.

5. Voting List: At least ten days before each meeting of shareholders, the secretary of the corporation shall make a complete list of the shareholders entitled to vote at such meeting, or any adjournment of such meeting, which list shall be arranged in alphabetical order and shall contain the address of and number of shares held by each shareholder. This list shall be kept on file at the principal office of the corporation for a period of ten days prior to such meeting, shall be produced and kept open at the meeting, and shall be subject to inspection by any shareholder during usual business hours of the corporation and during the whole time of the meeting.

6. Notices: Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting unless it is proposed that the authorized shares be increased in which case at least thirty days notice shall be given. Notice shall be given either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation. If delivered personally, such notice shall be deemed to be delivered when handed to the shareholder or deposited at his address as it appears on the stock transfer books of the corporation.

7. Quorum: Except as otherwise provided by law, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of the shareholders. If a quorum shall not be present or represented, the shareholders present in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting, for a period not to exceed sixty days at any one adjournment, until the number of shares required for a quorum shall be present. At any such adjourned meeting at which a quorum is represented, any business may be transacted which might have been transacted at the meeting originally called. The shareholders present or represented at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

8. Voting: Except as otherwise provided by law, all matters shall be decided by a vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter. Each outstanding share shall be entitled to one vote on each matter submitted to a vote of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy. Voting shall be oral, except as otherwise provided by law, but shall be by written ballot if such written vote is demanded by any shareholder present in person or by proxy and entitled to vote.

9. Waiver: Whenever law or these bylaws require a notice of a meeting to be given, a written waiver of notice signed by a shareholder entitled to notice, whether before, at, or after the time stated in the notice, shall be equivalent to the giving of notice. Attendance of a shareholder in person or by proxy at a meeting shall constitute a waiver of notice of a meeting, except where a shareholder attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

10. Action by Shareholders Without a Meeting: Any action required to or which may be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to such action. Such consent may be executed in counterparts and shall be effective as of the date of the last signature thereon.

ARTICLE III. - Directors

The business and affairs of the corporation shall be managed by a board of directors which shall exercise all the powers of the corporation, except as otherwise provided by Colorado law or the articles of incorporation of the corporation.

1. Number: The number of directors of this corporation shall be five.

2. Election: The board of directors shall be elected at the annual meeting of the shareholders or at a special meeting called for that purpose.

3. Term: Each director shall be elected to hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

4. Removal and Resignation: Any director may be removed at a meeting expressly called for that purpose, with or without cause, by a vote of the holders of the majority of shares entitled to vote at an election of directors. Any director may resign at any time by giving written notice to the president or to the secretary, and acceptance of such resignation shall not be necessary to make it effective unless the notice so provides.

5. Vacancies: Any vacancy occurring on the board of directors and any directorship to be filled by reason of an increase in the size of the board of directors shall be filled by the affirmative vote of a majority, though less than a quorum, of the remaining directors. A director elected to fill a vacancy shall hold office during the unexpired term of his predecessor in office. A director elected to fill a position resulting from an increase in the board of directors shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

6. Meetings: A regular meeting of the board of directors shall be held immediately after, and at the same place as, the annual meeting of shareholders. No notice of this meeting of the board of directors need be given. The board of directors may, by resolution, establish a time and place for additional regular meetings which may thereafter be held without further notice. Special meetings of the board of directors may be called by the president, or by the secretary, or any two members of the board of directors.

7. Notices: Notice of a special meeting stating the date, hour and place of such meeting shall be given to each member of the board of directors by the secretary, the president or the members of the board calling the meeting. The notice may be deposited in the United States mail at least seven days before the meeting addressed to the director at the last address he has furnished to the corporation for this purpose, and any notice so mailed shall be deemed to have been given at the time it is mailed. Notice may also be given at least two days before the meeting in person, or by telephone, prepaid telegram, telex, facsimile, cablegram or radiogram, and such notice shall be deemed to have been given at the time when the person or telephone conversation occurs, or when the telegram, telex, facsimile, cablegram or radiogram is either personally delivered to the director or delivered to the last address of the director furnished to the corporation by him for this purpose.

8. Quorum: Except as provided in subsection 5 of this Article III, a majority of the number of directors fixed by these bylaws shall constitute a quorum for the transaction of business at all meetings of the board of directors. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as otherwise specifically required by law.

9. Waiver: A written waiver of notice signed by a director entitled to notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of notice. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

10. Attendance by Telephone: Any director shall be deemed present at a meeting of directors if that director is present by conference telephone or similar communications equipment which allows all participants to hear and be heard by each other or otherwise participate immediately, fully and continuously during the meeting.

11. Action by Directors Without a Meeting: Any action required to or which may be taken at a meeting of the board of directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the proposed action. Such consent may be executed in counterparts and shall be effective as of the date of the last signature thereon.

ARTICLE IV. - Committees

The board of directors may establish committees for the performance of delegated or designated functions to the extent permitted by law. The board of directors may provide, by resolution or amendment to the bylaws, such power, limitations, and procedures for committees as the board deems advisable.

ARTICLE V. - Officers

1. Number and Election: The officers of the corporation shall be a president, one or more vice presidents, a secretary and a treasurer, who shall be elected by the board of directors. Any two or more offices may be held by the same person, except the offices of president and secretary. In addition, the president may appoint one or more assistant secretaries or assistant treasurers, and such other subordinate officers as he shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the president.

2. President: The president shall be the chief executive officer of the corporation and shall preside at all meetings of shareholders and of the board of directors. Subject to the direction and control of the board of directors, he shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect. He may execute contracts, deeds and other instruments on behalf of the corporation as is necessary and appropriate. He shall perform such additional functions and duties as are appropriate and customary for the office of president and as the board of directors may prescribe from time to time.

3. Vice President: The vice president, or, if there shall be more than one, the vice presidents in the order determined by the board of directors, shall be the officer(s) next in seniority after the president. Each vice president shall also perform such duties and exercise such powers as are appropriate and as are prescribed by the board of directors or president. Upon the death, absence or disability of the president, the vice president, or, if there shall be more than one, the vice presidents in the order determined by the board of directors, shall perform the duties and exercise the powers of the president.

4. Secretary: The secretary shall give, or cause to be give, notice of all meetings of the shareholders and special meetings of the board of directors, keep the minutes of such meetings, have charge of the corporate seal and stock records, be responsible for the maintenance of all corporate records and files and the preparation and filing of reports to governmental agencies, other than tax returns, have authority to affix the corporate seal to any instrument requiring it (and, when so affixed, it may be attested by his signature), and perform such other functions and duties as are appropriate and customary for the office of secretary as the board of directors or the president may prescribe from time to time.

5. Assistant Secretary: The assistant secretary, or, if there shall be more than one, the assistant secretaries in the order determined by the board of directors or the president, shall, in the death, absence or disability of the secretary or in case such duties are specifically delegated to him by the board of directors, president or secretary, perform the duties and exercise the powers of the secretary and shall, under the supervision of the secretary, perform such other duties and have such other powers as may be prescribed from time to time by the board of directors or the president.

6. Treasurer: The treasurer shall have control of the funds and the care and custody of all stocks, bonds and other securities owned by the corporation and shall be responsible for the preparation and filing of tax returns. He shall receive all moneys paid to the corporation and shall have authority to give receipts and vouchers, to sign and endorse checks and warrants in its name and on its behalf, and give full discharge for the same. He shall also have charge of disbursement of the funds of the corporation, shall keep full and accurate records of the receipts and disbursements, and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as shall be designated by the board of directors. He shall perform such other duties and have such other powers as are appropriate and customary for the office of the treasurer as the board of directors or president may prescribe from time to time.

7. Assistant Treasurer: The assistant treasurer, or, if there shall be more than one, the assistant treasurers in the order determined by the board of directors or the president, shall, in the death, absence or disability of the treasurer or in case such duties are specifically delegated to him by the board of directors, president or treasurer, perform the duties and exercise the powers of the treasurer, and shall, under the supervision of the treasurer, perform such other duties and have such other powers as the board of directors or the president may prescribe from time to time.

7. Removal and Resignation: Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any officer appointed by the president may be removed at any time by the board of directors or the president. Any officer may resign at any time by giving written notice of his resignation to the president or to the secretary, and acceptance of such resignation shall not be necessary to make it effective, unless the notice so provides. Any vacancy occurring in any office, the election or appointment to which is made by the board of directors, shall be filled by the board of directors. Any vacancy occurring in any other office of the corporation may be filled by the president for the unexpired portion of the term.

9. Compensation: Officers shall receive such compensation for their services as may be authorized or ratified by the board of directors. Election or appointment of an officer shall not of itself create a contract right to compensation for services performed as such officer.

ARTICLE VI. - Stock

1. Certificates: Certificates representing shares of the capital stock of the corporation shall be in such form as may be approved by the board of directors and shall be signed by the president or any vice president and by the secretary or an assistant secretary. All certificates shall be consecutively numbered and the names of the owners, the number of the shares and the date of issue shall be entered on the books of the corporation. Each certificate representing shares shall state upon its face (a) that the corporation is organized under the laws of the State of Colorado, (b) the name of the person to whom issued, (c) the number of shares which the certificate represents (d) the par value of each share represented by the certificate, and (e) any restrictions placed upon the transfer of the shares represented by the certificate.

2. Facsimile Signatures: Where a certificate is signed (1) by a transfer agent other than the corporation or its employee, or (2) by a registrar other than the corporation or its employee, any other signature on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature or signatures have been placed upon, any certificate, shall cease to be such officer, transfer agent, or registrar, whether because of death, resignation or otherwise, before the certificate is issued by the corporation, it may nevertheless be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

3. Transfers of Stock: Transfers of shares shall be made on the books of the corporation only upon presentation of the certificate or certificates representing such shares properly endorsed by the person or persons appearing upon the face of such certificate to be the owner, or accompanied by a proper transfer or assignment separate from the certificate, except as may otherwise be expressly provided by the statutes of the State of Colorado or by order of a court of competent jurisdiction. The officers or transfer agents of the corporation may, in their discretion, require a signature guaranty before making any transfer. The corporation shall be entitled to treat the person in whose name any shares of stock are registered on its books as the owner of those shares for all purposes, and shall not be bound to recognize any equitable or other claim or interest in the shares on the part of any other person, whether or not the corporation shall have notice of such claim or interest.

ARTICLE VII. - Seal

The board of directors may adopt a seal which shall be circular in form and shall bear the name of the corporation and the words "SEAL" and "COLORADO" which, when adopted, shall constitute the corporate seal of the corporation. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or manually reproduced.

ARTICLE VIII. - Fiscal Year

The board of directors may, by resolution, adopt a fiscal year for this corporation.

ARTICLE IX. - Amendment

These bylaws may at any time and from time to time be amended, supplemented or repealed by the board of directors.

EXHIBIT 4

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

Colorado Biolabs, Inc.
4289 Commerce Dr
Frederick, CO 80504

Gentlemen:

By reading the enclosed Offering Circular of Colorado Biolabs, Inc.:

(l) I acknowledge receipt of the Offering Circular filed as Regulation A Offering Statement Under the Securities Act of 1933 dated September __, 2014 (the "Offering Circular"). I have read (and understand) the Offering Circular, have had the opportunity to ask questions about the information in the Offering Circular and receive answers, and explicitly acknowledge that Colorado Biolabs, Inc. must be considered a speculative investment, and that it is subject to all of the difficulties encountered by startup companies that have inadequate capital and that do not have an established presence in their marketplace.

(2) **Subscription**

I hereby agree to purchase and hereby subscribe for, on the terms and conditions set forth herein, ________________ shares of common stock of Colorado Biolabs, Inc. at a cash price of $0.50 per share. Payment is enclosed herewith for $__________________, the full amount of my subscription.

(3) With regard to my investment in the Shares, I am aware of the following facts, among others:

(a) Colorado Biolabs, Inc. ("Colorado Biolabs" or "CBL" or the "Company") was originally formed as a Colorado corporation on January 16, 1997. Colorado Biolabs' plans are more fully set forth in the Offering Circular. I realize that those plans involve the development of a market for its products. In order to succeed, it may be necessary for the Company to raise additional capital, and there is no assurance it can do so. To the extent that any of the information in the Offering Circular (including without limitation, projections) is forward looking, I understand that it merely represents the Company's view of what might happen.

(b) There is no minimum number of Shares which must be sold in this offering in order for the Company to use subscription proceeds. Accordingly, there can be no assurance that any given number of dollars will be committed to this offering by prospective investors prior to the use of subscription proceeds by the Company.

(c) The Company intends to use the proceeds of this offering as outlined in the Offering Circular. Although management hopes the proceeds from this Offering will enable the Company to reach cash flow breakeven, doing so will depend on achieving market penetration and increased sales. If sales do not increase sufficiently, the Company will require additional funds in the future and additional securities will need to be sold to accomplish these funding needs. There is no assurance that the Company will be able to attract additional capital.

(d) The Company will continue to experience the difficulties and challenges confronted by any early stage company. In particular, to be successful, the Company will need to achieve meaningful market acceptance for its products and, most important, will need to continue to develop effective distribution channels. To meet these challenges, the Company will continue to have substantial capital and personnel requirements, the satisfaction of which cannot be assured.

(e) The Company can expect severe competition from other concerns, many of which will have financial and personnel resources which greatly exceed those available to the Company.

(f) In the foreseeable future, the Company intends to use any earnings which may be generated to finance further growth of the Company's business. Accordingly, investors should not purchase the Shares with a view toward receipt of dividends.

(g) The offering price of the Shares in this offering was arbitrarily determined, and bears no relationship to the assets or book value of the Company and should not be considered to be an indication of the actual value of the

Company. The Company is dependent upon the active participation of its president, namely, Michael J. Guthrie. No employment agreement exists with Mr. Guthrie and there is no assurance that his employment will continue.

(i) As noted above, the use of proceeds of the offering will be used to maintain the Company's operations for an uncertain period of time. These operations are still being determined and developed. Accordingly, detailed financial information showing the use of proceeds of this offering (other than broad estimates) cannot be made available to prospective investors. Rather, investors must rely upon the Company's board of directors and management to use funds wisely, based upon then-current needs and circumstances.

(4) I understand that the Shares are suitable only for sophisticated investors and are being offered and sold pursuant to a securities offering made pursuant to Regulation A under the Securities Act of 1933, as amended, and make the following representations, declarations and warranties with the intent that the same be relied upon in determining my suitability as a Shareholder of the Company.

(a) I am a citizen of the United States and am at least eighteen (18) years of age.

(b) By reason of my business and financial experience or the business and financial experience of those persons I have retained to advise me with respect to my investment in the Shares, I am capable of evaluating the merits and risks of an investment in the Shares and have the capacity to protect my own interests in investments of this nature. I have made my own examination of the investment, accounting and tax aspects of this transaction and will depend on the advice of my own counsel and accountants, and I agree that you have no responsibility with respect to such matters or such advice. I understand that this investment is very risky, and that the probability of losing my entire investment is high.

(c) The Shares hereby subscribed for are being acquired by me in good faith for my own personal account, for investment purposes only and not with a view to the distribution or sale thereof.

(d) I have carefully reviewed the attached materials and have relied solely upon them and independent investigations made by me or my representatives in making my decision to purchase the Shares hereby subscribed for, and I have a full understanding and appreciation of the risks involved. In connection with such investigation you have advised and I understand that all documents, records and books pertaining to this investment have been made and are available to my attorney and/or my accountant and me upon request. I have had the opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of this transaction and the information presented, as well as to obtain any additional information requested. Any questions raised by me have been raised in writing and have been answered to my satisfaction.

(e) I am a bona fide resident of, and am domiciled in, the State of ____________________.

(5) The Company shall have the right to accept or reject the subscription, in whole or in part, for any reason whatsoever, until such time as it has notified me in writing that such subscription has been accepted. This subscription is irrevocable by me.

(6) I shall indemnify the Company and hold it harmless from and against any and all loss, damage, liability or expense, including costs and reasonable attorneys' fees to which the Company may be put or which it may incur by reason of or in connection with any misrepresentations made by me or any breach of any of my warranties under this Subscription Agreement. This Subscription Agreement and the representations and warranties contained herein shall be binding upon my heirs, executors, administrators, successors and assigns.

(7) No representations or promises have been made concerning the marketability or value of the Shares. I acknowledge that the Shares have been registered under Regulation A of the Securities Act of 1933 but may not be resold until there is an available market for the Shares. Therefore, I must continue to bear the economic risk of my investment in the Shares for an indefinite period of time. Neither the Company nor any other person has agreed or represented to me that the Shares will be purchased or redeemed from me at any time in the future.

(8) If more than one person is signing this Agreement, each undertaking herein shall be a joint and several undertaking of such persons. The undersigned, if executing this Subscription Agreement in a representative or fiduciary capacity, (a) represents that he/she has full power and authority to execute and deliver this Subscription Agreement on behalf of the subscribing individual, partnership, trust, estate, corporation, or other entity for whom the undersigned is

executing this Subscription Agreement; and (b) acknowledges that the representations and warranties contained herein shall be deemed to have been made on behalf of the person or persons for whom the undersigned is so purchasing.

(9) This subscription shall be governed by and construed in accordance with the laws of the State of Colorado. I acknowledge that I may not assign any of my rights or interest in and under this Agreement without prior written consent of the Company and any attempted assignment without such consent shall be void and without effect.

(10) Manner in Which Title to the Securities is to be Held (check one):

_____ Individual Ownership
_____ Community Property
_____ Joint Tenant with Right of Survivorship (both parties must sign)
_____ Partnership
_____ Tenants in Common
_____ Other (please specify)____________________________________

IN WITNESS WHEREOF, I have executed this Agreement this ____ day of _________ 2014.

FOR EXECUTION BY INDIVIDUAL INVESTOR(S):
(Each joint investor must sign)

______________________________ ______________________________
Signature Social Security Number

______________________________ ______________________________
Signature Social Security Number

____
Name(s) in which Shares are to be issued (print)

____
Address

____
Address

<u>FOR EXECUTION BY PERSON MAKING INVESTMENT DECISION FOR CORPORATION, PARTNERSHIP, OR TRUST INVESTOR</u>:

______________________________ ___________________________________
Name of Investor (print) Name in which Shares are to be issued

By:____________________________ ______________________________
Signature and title Federal ID number

____
Address

____
Address

____
Address

EXHIBIT 10 and 11

CONSENT OF COUNSEL

OPINION REGARDING LEGALITY

DIANE D. DALMY
ATTORNEY AT LAW
2000 EAST 12TH AVENUE
SUITE 32/10B
DENVER, COLORADO 80206
303.985.9324 (telephone)
303.988.6954 (facsimile)
ddalmy@earthlink.net

August 27, 2014

Mr. Michael J. Guthrie
President
Colorado Biolabs Inc.
4289 Commerce Drive
Frederick, Colorado 80504

Re: Colorado Biolabs Inc.
Registration Statement on Form 1-A

Ladies and Gentlemen:

I have acted as securities legal counsel for Colorado Biolabs Inc., a Colorado corporation (the "Company"), in connection with the preparation of a registration statement on Form 1-A (the "Registration Statement"), filed with the Securities and Exchange Commission approximately on August 28, 2014 and as subsequently amended, pursuant to the Securities Act of 1933, as amended (the "1933 Securities Act"). The Registration Statement includes an offering circular relating to the registration of a best efforts offering of an aggregate of 10,000,000 shares of common stock of the Company (the "Common Stock") under the 1933 Securities Act for sale at a per share price of $0.50 by the Company.

In connection with this opinion, I have made such investigations and examined such records, including: (i) the Registration Statement; (ii) the Company's Articles of Incorporation, as amended; (iii) the Company's Bylaws; (iv) certain records of the Company's corporate proceedings, including such corporate minutes as I deemed necessary to the performance of my services and to give this opinion; and (v) such other instruments, documents and records as I have deemed relevant and necessary to examine for the purpose of this opinion.

I have examined and am familiar with the originals or copies, certified or otherwise identified to my satisfaction, of such other documents, corporate records and other instruments as I have deemed necessary for the preparation of this opinion. In expressing this opinion I have relied, as to any questions of fact upon which my opinion is predicated, upon representations and certificates of the officers of the Company.

In giving this opinion I have assumed: (i) the genuineness of all signatures and the authenticity and completeness of all documents submitted to me as originals; and (ii) the conformity to originals and the authenticity of all documents supplied to me as certified, photocopied, conformed or facsimile copies and the authenticity and completeness of the originals of any such documents. In giving this opinion, I have relied only upon such documents.

On the basis of the foregoing, and in reliance thereon, I am of the opinion that the shares of Common Stock, when sold and issued by the Company as described in the Registration Statement and the related Offering Circular, and including receipt of the consideration therefore, will be validly issued, fully paid and non-assessable.

I am providing this opinion to you in accordance with Part III - Exhibits Item 2(11) for filing as Exhibit 10 and 11 to the Registration Statement. The opinions herein are limited to the Federal laws of the United States of America and the law of the State of Colorado, including all applicable provisions of the Constitution of the State of Colorado, statutory provisions of the State of Colorado and reported judicial decisions of the courts of the State of Colorado interpreting those laws. I do not express any opinion concerning any law of any other jurisdiction or the local laws of any jurisdiction.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Diane D. Dalmy

Diane D. Dalmy

EXHIBIT 12

SALES MATERIAL

COLORADO BIOLABS LETTERHEAD

Dear Proferrin User:

As a user of Proferrin®, we think you may be interested in the fact that we introduced Proferrin® Sport in late May of 2014, a product that targets the estimated 6.6 million iron deficient athletes among the 31 million* endurance sport participants. To properly promote Proferrin® Sport, we are raising additional capital.

Enclosed is our prospectus, which sets forth all the facts about our Company. Should you have an interest in becoming a stockholder of Colorado Biolabs, Inc., please carefully read the enclosed prospectus. If you have any questions, feel free to call me at (720) 864-2890, or contact our CFO, Vern Kornelsen, at vkornelsen@coloradobiolabs.com.

After careful consideration, and assuming this investment fits your circumstances, please complete the Subscription Agreement at the back of the Offering Circular, and mail it together with your check to:

Colorado Biolabs, Inc.
4392 Commerce Dr
Frederick, CO 80504

A stock certificate will be mailed to you within approximately 30 days.

Sincerely,

Michael J. Guthrie
President

* estimate based upon available demographic data.